Exhibit 10.3

PURCHASE AND SALE AGREEMENT

BETWEEN

Hedloc INVESTMENT Co. LP

AS SELLER

AND

CALLON PETROLEUM OPERATING COMPANY

AS PURCHASER

Dated August 29, 2014

Page

CONTENTS

Page

ARTICLE 1 Purchase and Sale		1
1.1	Purchase and Sale	1
1.2	Certain Definitions	1
1.3	Excluded Assets	9

ARTICLE 2 Purchase Price AND DEPOSIT		10
2.1	Purchase Price and Deposit	10
2.2	Adjustments to Purchase Price	11
2.3	Procedures	12
2.4	Withholding	13

ARTICLE 3 Certain Title and Environmental Matters		13
3.1	Seller’s Title	13
3.2	Definition of Defensible Title	13
3.3	Definition of Permitted Encumbrances	14
3.4	Allocated Values	16
3.5	Environmental Assessment; Environmental Defects	17
3.6	Notice of Title and Environmental Defects and Benefits; Adjustment	18
3.7	Cure	19
3.8	Adjustment for Title Defects and Benefits, and Environmental Defects	20
3.9	Calculation of Title and Environmental Defect Amounts and Title Benefit
	Amounts	21
3.10	Dispute Resolution	24
3.11	Notice to Holders of Consent, Preferential Purchase and Tag-Along Rights	26
3.12	Consent Requirements	26
3.13	Preferential Purchase Rights	28
3.14	Tag-Along Rights	28

ARTICLE 4 Representations and Warranties of Sellers		29
4.1	Seller	29
4.2	Litigation	30
4.3	Taxes and Assessments	30
4.4	Compliance with Laws	31
4.5	Contracts	31
4.6	Payments for Production; Imbalances; Payment of Royalties	32
4.7	Consents, Tag-Along Rights, Rights of First Refusal and Preferential Purchase
	Rights	32

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(continued)

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4.8	Liability for Brokers’ Fees	32
4.9	Outstanding Capital Commitments	32
4.10	Environmental	32
4.11	Hedges	33
4.12	Bonds and Credit Support	33
4.13	Suspense Accounts	33
4.14	Limitations	33

ARTICLE 5 Representations and Warranties of Purchaser		34
5.1	Existence and Qualification	34
5.2	Power	34
5.3	Authorization and Enforceability	35
5.4	No Conflicts	35
5.5	Consents, Approvals or Waivers	35
5.6	Litigation	35
5.7	Financing	35
5.8	Investment Intent	35
5.9	Independent Investigation	36
5.10	Liability for Brokers’ Fees	36
5.11	Bankruptcy	36

ARTICLE 6 Covenants of the Parties		36
6.1	Access	36
6.2	Press Releases	37
6.3	Operation of Business	37
6.4	Indemnity Regarding Access	39
6.5	Further Assurances	39
6.6	Confidentiality	39
6.7	Governmental Reviews	40
6.8	Audits and Filings	40

ARTICLE 7 Conditions to Closing		41
7.1	Conditions of Seller to Closing	41
7.2	Conditions of Purchaser to Closing	42

ARTICLE 8 Closing		43
8.1	Time and Place of Closing	43
8.2	Obligations of Sellers at Closing	43
8.3	Obligations or Purchaser at Closing	44
8.4	Closing Payment and Post-Closing Purchase Price Adjustments	45

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(continued)

Page

ARTICLE 9 Tax Matters		47
9.1	Tax Returns; Proration of Taxes	47
9.2	Access to Information	48
9.3	Conflict Survival	49

ARTICLE 10 Termination		50
10.1	Termination	50
10.2	Effect of Termination	50

ARTICLE 11 Indemnification; Limitations		51
11.1	Assumed Obligations	51
11.2	Retained Obligations	52
11.3	Indemnification	53
11.4	Indemnification Actions	54
11.5	Casualty and Condemnation	57
11.6	Limitation on Actions	57

ARTICLE 12 Miscellaneous		59
12.1	Counterparts	59
12.2	Notices	59
12.3	Sales or Use Tax, Recording Fees and Similar Taxes and Fees	60
12.4	Expenses	60
12.5	Records	60
12.6	Governing Law	61
12.7	Dispute Resolution	61
12.8	Captions	62
12.9	Waivers	62
12.10	Assignment	62
12.11	Entire Agreement	62
12.12	Amendment	62
12.13	No Third-Person Beneficiaries	62
12.14	Severability	63
12.15	Time of Essence	63
12.16	References	63
12.17	Construction	63
12.18	Limitation on Damages	63
12.19	Financing Sources	64

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(continued)

Page

EXHIBITS:
Exhibit A-1	Leases
Exhibit A-2	Wells
Exhibit B	Form of Assignment and Bill of Sale

SCHEDULES:
Schedule 1.3	Certain Excluded Assets
Schedule 2.2	Hydrocarbons in Storage
Schedule 3.4	Allocated Values
Schedule 4.2	Litigation
Schedule 4.3	Taxes and Assessments
Schedule 4.4	Compliance with Laws
Schedule 4.5	Material Contracts
Schedule 4.6	Imbalances
Schedule 4.7	Consents, Tag-Along Rights and Preferential Purchase Rights
Schedule 4.9	Outstanding Capital Commitments
Schedule 4.10	Environmental Disclosure
Schedule 4.12	Bonds and Credit Support
Schedule 4.13	Suspense Amounts
Schedule 6.3	Existing Plans and Operations

-iv-

Accounting Arbitrator	46	NORM	34
Adjustment Period	12	Paying Party	48
Allocated Value	16	Permitted Encumbrances	14
Assumed Obligations	51	Person	7
Casualty Loss	57	Phase I Assessment	17
Claim	54	Production Tax	8
Claim Notice	54	Property Costs	8
Closing	43	Property Tax	8
Closing Date	43	Purchase Price	10
Closing Payment	45	Purchaser Group	53
Cure Date Post-Closing	19	Records	60
Cure Date Pre-closing	19	Reimbursing Party	48
Damages	58	Retained Obligations	52
Defect Claim Date	18	SEC	36
Defensible Title	13	Securities Act	35
Deposit	11	Securities Laws	40
Environmental Arbitrator	25	Seller Group	39
Environmental Consultant	17	Straddle Period	48
Environmental Defect	17	Suspense Amounts	33
Environmental Defect Amount	20	Tag Parties	29
Environmental Information	17	Tag-Along Rights	29
Environmental Permits	32	Tax	9
Environmental Review	17	Tax Return	30
Excluded Records	61	Title Arbitrator	25
Filings	40	Title Benefit	14
Final Settlement Statement	46	Title Benefit Amount	20
Indemnified Person	54	Title Defect	14
Indemnifying Person	54	Title Defect Amount	20
Individual Indemnity Threshold	58	Unadjusted Purchase Price	10

-v-

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”), is dated August 29, 2014, by and between Hedloc Investment Co. LP, a Texas limited partnership (“Seller”) and Callon Petroleum Operating Company, a Delaware corporation (“Purchaser”) and together with Seller, the “Parties.”

RECITALS:

Seller desires to sell and Purchaser desires to purchase all of Seller’s interest in and to those certain oil and gas properties, rights, and related assets owned by Seller that are defined and described as “Assets” herein.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions, and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
PURCHASE AND SALE

1.1     Purchase and Sale.  On the terms and conditions contained in this Agreement, Seller agrees to sell to Purchaser, and Purchaser agrees to purchase, accept, and pay for, effective as of 12:01 a.m. local time at the location of the Assigned Properties on the Effective Date, an undivided two percent (2%) of 8/8ths working interest in and to the Leases, together with an undivided proportionate interest in and to the following which corresponds with (and would be attributable to) such undivided (2%) of 8/8ths working interest in and to the Leases: the Wells, Units, Contracts, Equipment, Surface Interests, Trade Credits and Liens, Audit Rights, Hydrocarbons and Licenses (such undivided percentage interest in and to the Leases, and such undivided proportionate interest that corresponds thereto in and to the other Assets, is collectively referred to herein as the “Assigned Interests”, and such interest of Seller in the Properties (being a subset of the Assets) is collectively referred to herein as the “Assigned Properties”).

1.2     Certain Definitions.  As used herein:

(a)“Accounting Procedures” means United States Generally Accepted Accounting Principles, consistently applied.

(b)“Affiliate” means, with respect to any Person, a Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, with control in such context meaning the ability to direct the management or policies of a Person through ownership of voting shares or other securities, pursuant to a written agreement, or otherwise.

(c)“Agreed Rate” means the lesser of (i) the one month London Inter-Bank Offered Rate, as published on Page BBAM of the Bloomberg Financial Markets

Information Services on the last Business Day prior to the Effective Date plus two percentage points (LIBOR +2%) and (ii) the maximum rate allowed by applicable Law.

(d)“Assets” means all of the following properties and interests (except to the extent of any Excluded Assets):

(i)the oil and gas leases (and any ratifications or amendments to such leases), oil, gas, and mineral leases and subleases (and any ratifications or amendments to such leases), mineral fee interests, carried interests, and, without limiting the foregoing, other rights described on Exhibit A-1 (of whatever character, whether legal or equitable, and whether vested or contingent)  and the lands covered thereby (the “Lands”) and to the Hydrocarbons in, on, under, and that may be produced from the Lands (collectively, the “Leases”). It is specifically understood, however, that the term “Asset” shall not include any overriding royalty interests and similar non-cost bearing interests owned by Seller in the Leases and Lands as of the Effective Date;

(ii)any and all oil, gas, water, CO2  or injection wells located on the Lands or on lands pooled, communitized, or unitized with the Lands, and that includes, without limiting the foregoing, the interests in the wells shown on Exhibit A‑2, whether producing, non-producing, temporarily plugged and abandoned, and whether or not fully described on any exhibit or schedule hereto (the “Wells”);

(iii)all pooled, communitized, or unitized acreage which includes all or part of the Lands, or any Leases, and all tenements, hereditaments, and appurtenances belonging thereto (the “Units,” and, together with the Wells, Lands and Leases, the “Properties”);

(iv)to the extent the same are assignable or transferable without incurring a fee or cost (other than any fee or cost that Purchaser agrees to pay), all currently existing contracts, agreements, and instruments, solely to the extent applicable and attributable to the assigned interest in the Properties, including operating agreements; unitization, pooling, and communitization agreements; declarations and/or orders (including, without limitation, all units formed under orders, rules, regulations, or other official acts of any federal, state or other authority having jurisdiction, and voluntary unitization agreements, designations and/or declarations); commingling agreements; area of mutual interest agreements; farmin and farmout agreements; exchange agreements; transportation agreements; processing agreements; production sales and marketing contracts; service agreements; drilling contracts; storage agreements; equipment leases and rental contracts; and supply agreements (subject to such exclusions and provisos described herein, the “Contracts”);  provided, however, that the term “Contracts” shall not include (A) any contracts, agreements, and instruments included within the definition of “Excluded Assets,” and (B) the Leases;

(v)to the extent the same are assignable or transferable without incurring a fee or cost (other than any fee or cost that Purchaser agrees to pay), all easements, permits, licenses, servitudes, rights-of-way, surface leases, surface fee interests, salt water disposal agreements, right of use and easement, and other rights to use the surface appurtenant to, and used or held for use in connection with, the Properties, solely to the extent, however,  applicable and attributable to the assigned interest in the Properties, but excluding any permits and other appurtenances included within the definition of “Excluded Assets” (collectively, the “Surface Interests”);

(vi)to the extent transferable without incurring a fee or cost (other than any fee or cost that Purchaser agrees to pay), all equipment, spare parts, tools, machinery, communications equipment, telemetry and production measurement equipment, wellhead equipment, pumps, pumping units, motors, flowlines, gathering systems, pipe, casing rods, tubing, tanks, boilers, treatment facilities, injection facilities, disposal facilities, compression facilities, inventory, fixtures, and other tangible personal property, materials, supplies, buildings, trailers, offices and improvements located on and used or held for use in connection with the operation of the Properties or the production, storage, transportation, treatment, or processing, marketing, or disposition of Hydrocarbons from the Properties (whether located on or off the Properties), solely to the extent, however,  applicable and attributable to the assigned interest in the Properties, but excluding items included within the definition of “Excluded Assets” (subject to such exclusions, the “Equipment”);

(vii)to the extent transferable without incurring a fee or cost (other than any fee or cost that Purchaser agrees to pay), all (A) trade credits, accounts receivable, notes receivable, take-or-pay amounts receivable, and other receivables and general intangibles, attributable to the Assigned Interests with respect to periods of time from and after the Effective Date; and (B) liens and security interests in favor of Seller relating to the Properties, whether choate or inchoate, under any Law or Contract to the extent arising from, or relating to, the ownership, operation, or sale or other disposition on or after the Effective Date of any of the assigned interests in the Assets or to the extent arising in favor of Seller as non-operator of any Property (collectively, “Trade Credits and Liens”);

(viii)to the extent transferable without incurring a fee or cost (other than any fee or cost that Purchaser agrees to pay), all rights to audit the records of any Person and to receive refunds or payments of any nature, and all amounts of money relating thereto with respect to the Assets, insofar as attributable to periods from and after the Effective Date, to the extent relating to rights acquired or obligations assumed by Purchaser pursuant to this Agreement (collectively, the “Audit Rights”);

(ix)all Hydrocarbons produced from, or attributable or allocated to, the assigned interest in the Properties from and after the Effective Date; all

Hydrocarbon inventories from and attributable or allocated to the Properties that are in storage on the Effective Date; and, to the extent related, attributable or allocated to the Properties, a corresponding interest in all production, plant, and transportation imbalances as of the Effective Date; and all make-up rights with respect to take-or-pay payments (collectively, “Hydrocarbons”); and

(x)to the extent transferable without incurring a fee or cost (other than any fee or cost that Purchaser agrees to pay), all licenses, permits, approvals, consents, certificates and other authorizations, and other rights granted by third Persons, and all certificates of convenience or necessity, immunities, privileges, grants, and other such rights that relate to, or arise from, the assigned interests in the Assets or the ownership or operation thereof (collectively, “Licenses”).

(e)“Assigned Interests” is defined in Section 1.1.

(f)“Assigned Properties” is defined in Section 1.1.

(g)“Assignment and Bill of Sale” means the Assignment, Assumption and Bill of Sale in the form attached hereto as Exhibit B.

(h)“Business Day” means any day other than a Saturday, a Sunday, or a day on which banks are closed for business in New York, New York or Houston, Texas, United States of America.

(i)“Code” means the United States Internal Revenue Code of 1986, as amended.

(j)“Effective Date” means May 1, 2014.

(k)“Environmental Laws” means, as the same have been amended on or prior to the date hereof, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq. (“CERCLA”); the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq. (“RCRA”); the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq. (the “Clean Air Act”); the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j, and all similar Laws as in effect on the date hereof of any Governmental Authority having jurisdiction over the property in question addressing pollution or protection of the environment or biological or cultural resources and all regulations implementing the foregoing, excluding, however, all Laws relating to spacing, density, setbacks, and the protection of correlative rights in Hydrocarbons.

(l)“Financing Sources” means the lenders and any other Persons that have committed to Purchaser to provide or otherwise have entered into agreements with Purchaser to provide the financing for the transactions contemplated by this Agreement, including any joinder agreements or credit agreements relating thereto and any arrangers, book managers, administrative agents, collateral agents, or trustees as part of the financing or funding of the transactions contemplated by this Agreement (and any of their representatives or agents) and their respective affiliates and any of such entities’ or their respective affiliates’ respective former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, representatives or agents or their heirs, executors, successors and assigns of any of the foregoing); provided that “Financing Sources” shall not include the Purchaser or its subsidiaries, or any of their equity owners, partners, shareholders, managers, members, directors, officers, employees, representatives or agents.

(m)“GAAP” means United States generally accepted accounting principles as in effect from time to time.

(n)“Governmental Authority” means any federal, state, local, municipal, tribal or other government and/or government of any political subdivision thereof, and departments, courts, commissions, boards, bureaus, ministries, agencies, or other instrumentalities of any of them.

(o)“Hazardous Material” means (a) any “hazardous substance,” as defined by CERCLA; (b) any “hazardous waste” or “solid waste,” in either case as defined by RCRA; or (c) any solid, hazardous, dangerous or toxic chemical, material, waste or substance, within the meaning of and regulated by any Environmental Law.

(p)“Hydrocarbons” means crude oil, gas, casinghead gas, condensate, natural gas liquids, and other gaseous or liquid hydrocarbons (including, without limitation, ethane, propane, iso-butane, nor-butane, gasoline, and scrubber liquids) of any type and chemical composition.

(q)“Laws” means all laws, statutes, rules, regulations, ordinances, orders, decrees, requirements, judgments, constitutions and codes of Governmental Authorities.

(r)“Material Adverse Effect” means (i) with respect to the Seller, any change, effect, event or occurrence that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the ownership or operation of the Assigned Interests, taken as a whole, or to the ability of the Seller to consummate the transactions contemplated by this Agreement, including any post-closing obligations, or (ii) with respect to the Purchaser, any change, effect, event or occurrence that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the ability of the Purchaser to consummate the transactions contemplated by this Agreement, including any post-closing obligations; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) any change, effect, event or occurrence arising from or relating to (1) general business or economic conditions in the industries or markets related to the Assigned Interests, (2) seasonal reductions in revenues and/or earnings of the Assigned Interests in the ordinary course of business, (3) national or international political, diplomatic or military conditions, including any engagement in hostilities, whether or not pursuant to a declaration of war, or the occurrence of any military or terrorist attack, (4) changes in GAAP or other accounting principles or changes in Laws, (5) the taking of any action required by this Agreement, or (6) any failure of Seller to take any action referred to in Section 6.3 that requires the consent of the Purchaser due to Purchaser’s unreasonable withholding of its consent or unreasonable delaying its consent; provided that none of the changes, effects, events or occurrences described in clauses (1) and (3) have a materially disproportionate effect on the Seller or the Assigned Interests, or the Purchaser as the case may be, relative to other similarly situated industry participants and assets in the oil and gas industry, (b) any changes in prices for commodities (including, without limitation, Hydrocarbons or products derived therefrom), goods or services, or the availability or costs of hedges, (c) any set of facts, occurrence or condition that is specified in the exhibits or schedules attached to this Agreement, (d) the execution and delivery or announcement of this Agreement, and (e) effects or changes that are cured or no longer exist by the earlier of the Closing or the termination of this Agreement pursuant to Article 10.

(s)“Material Contract” means, to the extent relating to the Assigned Interests, any Contract that is one or more of the following types:

(i)Contracts with any Affiliate of the Seller;

(ii)to the extent that Seller is selling its share of Hydrocarbons directly to a third party, rather than either selling to the operator (or having the operator market or sell its share) under the applicable joint operating agreement--  Contracts for the sale, purchase, exchange, or other disposition of Hydrocarbons which are not cancelable without penalty on sixty (60) days prior written notice;

(iii)Contracts to sell, lease, farmout, exchange, or otherwise dispose of all or any part of the Assigned Interests (including Contracts that contain preferential purchase rights, rights of first offer, and tag-along rights relating directly to the Assigned Interests to be sold), but excluding conventional rights of reassignment upon intent to abandon or release a Well or Lease;

(iv)Contracts that are or include joint operating agreements, unit operating agreements, unit agreements, exploration agreements, development agreements, area of mutual interest agreements, or other similar agreements;

(v)Contracts that are or include non-competition agreements or any agreements that purport to restrict, limit, or prohibit Seller from engaging in any line of business or the manner in which, or the locations at which, Seller conducts business, excluding preferential purchase rights, rights of first offer, tag-along rights, area of mutual interest agreements or similar agreements;

1 Inclusion of this concept subject to Callon’s review of the exhibits/schedules.

(vi)Contracts for the gathering, treatment, processing, storage, or transportation of Hydrocarbons relating to the Assigned Interests;

(vii)Contracts that are indentures, mortgages or deeds of trust, loans, credit or note purchase agreements, sale lease-back agreements, guaranties, letters of credit, or similar financial agreements;

(viii)Contracts for the construction and installation or rental of equipment, fixtures, or facilities with guaranteed production throughput requirements or demand charges or which cannot be terminated by Seller without penalty on sixty (60) days or less notice;

(ix)Contracts that would obligate Purchaser to drill additional wells or conduct other material development operations after Closing;

(x)Contracts providing for a call upon, option to purchase or similar rights with respect to the Assigned Interests or the production therefrom or the processing thereof;

(xi)executory Contracts that are pending purchase and sale agreements or other contracts providing for the purchase, sale or earning of any Assigned Interest; or

(xii)Contracts, excluding the Leases, Hydrocarbon sales Contracts and joint operating agreements, that could reasonably be expected to result in (A) aggregate payments by Seller (net to the interest of Seller) during the current or any subsequent calendar year of more than ONE HUNDRED THOUSAND AND NO/100 DOLLARS ($100,000.00); or (B) revenues (net to the interest of Seller) of more than ONE HUNDRED THOUSAND AND NO/100 ($100,000.00) during the current or any subsequent calendar year.

(t)“Other Co-Sellers” means co-interest owners in the Assets, other than Seller, who have entered into (or prior to Closing will have entered into) one or more other purchase and sale agreements with Purchaser to sell some or all of their interests in the Assets.

(u)“Operator” means Henry Resources LLC.

(v)“Operator Resignation and Transition Agreement” means that certain Operator Resignation and Transition Agreement, dated as of August 29, 2014, by and between Operator and Purchaser, in the form provided to Seller by email on August 28, 2014.

(w)“Person” means any individual, corporation, partnership, limited liability company, association, joint stock company, joint venture, unincorporated organization, trust, estate, Governmental Authority, or any other entity.

(x)“Production Tax” means Taxes measured by units of production and severance Taxes, but excluding Property Taxes.

(y)“Property Costs” means all operating expenses (including costs of insurance, rentals, shut-in payments, Production Taxes attributable to production of Hydrocarbons from the Assigned Interests, but excluding Seller’s other Taxes) and capital expenditures (including bonuses, and other Lease acquisition costs, costs of drilling and completing wells, and costs of acquiring equipment) incurred in the ownership and operation of the Assigned Interests in the ordinary course of business, and overhead costs that may be charged to the Assigned Interests under the applicable operating agreement and any other cost that may be charged to the Assigned Interests under the applicable operating agreement, or otherwise attributable to the ownership or operation of the Assigned Interests, but excluding (without limitation) liabilities, losses, costs, and expenses attributable to:

(i)claims, investigations, administrative proceedings, arbitration or litigation directly or indirectly arising out of or resulting from actual or claimed personal injury or other torts, illness or death; property damage (other than damage to structures, fences, irrigation systems and other fixtures, crops, livestock, and other personal property in the ordinary course of business);

(ii)violation of any Law (or private cause or right of action under any Law);

(iii)environmental damage or liabilities, including obligations to remediate any contamination of groundwater, surface water, soil, sediments, or Equipment under applicable Environmental Law;

(iv)title and environmental claims (including claims that Leases have terminated);

(v)claims of improper calculation or payment of royalties (including overriding royalties and other burdens on production) related to deduction of post-production costs or use of posted or index prices or prices paid by Affiliates;

(vi)gas balancing and other production balancing obligations;

(vii)Casualty Loss; and

(viii)any claims for indemnification, contribution, or reimbursement from any third Person with respect to liabilities, losses, costs, and expenses of the type described in preceding clauses (i) through (vii), whether such claims are made pursuant to contract or otherwise.

(z)“Property Tax” means ad valorem, property, excise, and similar Taxes, excluding, however, Production Taxes, sales, use and similar transfer Taxes, and Taxes based upon, measured by, or calculated with respect to (i) net income, profits, capital or similar measures, (ii) multiple bases (including corporate, franchise, business and occupation, business license, or similar Taxes) if one or more of the bases on which such Tax is based, measured or calculated is described in subparagraph (i), above, in each case, together with interest, penalties or additions to such Tax.

(aa)“Tax” means all taxes, including any foreign, federal, state, or local income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution, production tax, pipeline transportation tax, freehold mineral tax, value added tax, withholding tax, gross receipts tax, windfall profits tax, profits tax, severance tax, personal property tax, real property tax, sales tax, goods and services tax, service tax, transfer tax, use tax, excise tax, premium tax, stamp tax, motor vehicle tax, entertainment tax, insurance tax, capital stock tax, franchise tax, occupation tax, payroll tax, employment tax, unemployment tax, disability tax, alternative or add-on minimum tax, and estimated tax, duties, fees, or other charges imposed by a Governmental Authority together with any interest, fine, penalty, or additional amount thereon, and including any obligation to assume or succeed to the tax liability of another Person, whether by Law, contract, or otherwise.

1.3     Excluded Assets.  Notwithstanding anything to the contrary in Section 0(d) or elsewhere in this Agreement, the “Assets” shall not include any rights with respect to any Excluded Assets.  “Excluded Assets” means all assets, properties, and business of Seller other than the Assets, including the following:

(a)the Excluded Records;

(b)copies of other Records retained by Seller pursuant to Section 0;

(c)Assets excluded from this Agreement pursuant to Section 0,  0 or 0 and, if applicable, Section 0;

(d)all trademarks and trade names;

(e)all of Seller’s interests in office leases and buildings, other than field offices and buildings located within the parameters of the Properties (if any);

(f)any Tax refund or loss carry-forward (whether by payment, credit, offset, abatement, or otherwise, and together with any interest thereon) in respect of any Taxes for which Seller is liable for payment under Section 0;

(g)all indemnities and other claims against Persons (other than Seller and/or its Affiliates) for Taxes for which Seller or its Affiliates are liable for payment under Section 0;

(h)revenues associated with all joint interest audits and other audits of Property Costs or Property Taxes to the extent covering periods prior to the Effective Date;

(i)All owned, proprietary or licensed seismic or other geophysical data, rights or interests;

(j)all futures, options, swaps, and other derivatives;

(k)all rights, interests, and claims that Seller may have under any policy of insurance or indemnity, surety bond or any insurance or recoveries from any third Person to the extent relating to property damage or casualty loss affecting the Assigned Properties occurring prior to the Effective Date;

(l)except for claims constituting Assumed Obligations, all other claims, whether in contract, in tort, or arising by operation of law, and whether asserted or unasserted as of the Closing Date, that the Seller may have against any Person arising out of acts, omissions, or events, or injury to or death of persons or loss or destruction of or damage to property, to the extent relating in any way to the Assigned Properties that occurred prior to the Effective Date; provided, however, that no such claim may be settled, compromised, or otherwise resolved in a manner that results in an obligation borne by Purchaser on and after the Effective Date without the prior written consent of Purchaser;

(m)all claims of the Seller for any tax refunds and loss carry-forwards and carry-backs with respect to any taxes relating to the Assigned Properties for periods prior to the Effective Date;

(n)all audit rights and all amounts due or payable to the Seller as refunds, adjustments, or settlements of disputes arising under the Assigned Properties or any Material Contract for periods prior to the Effective Date;

(o)all right, title and interest of Seller in and to the Assets which are not included in the Assigned Interests, including, but not limited to, royalty interests, overriding royalty interests and other non-cost bearing interests owned by Seller in the Leases and Lands as of the Effective Date; and

(p)all other interests, rights, property, and assets of the Seller which are specifically described on Schedule 1.3.

ARTICLE 2
PURCHASE PRICE AND DEPOSIT

2.1     Purchase Price and Deposit.

(a)The purchase price for the Assigned Interests shall be SIX MILLION EIGHT HUNDRED FIFTY SEVEN THOUSAND ONE HUNDRED FORTY-TWO AND NO/100 DOLLARS ($6,857,142) (the “Unadjusted Purchase Price”), adjusted as provided in Section 2.2 or otherwise pursuant to this Agreement (the “Purchase Price”).

(b)Purchaser shall, within one (1) Business Day after execution of this Agreement, deliver to Seller the sum equal to five percent (5%) of the Unadjusted Purchase Price, via wire transfer of immediately available funds (the “Deposit”).  The Deposit, together with interest, if any, earned on the Deposit while held by Seller, will be credited to the Purchase Price at Closing, and is not refundable except as provided in Article 10.  The interest earned on the Deposit shall become part of the Deposit and shall be paid to the party entitled to the Deposit in accordance with the terms hereto.

2.2     Adjustments to Purchase Price.  The Unadjusted Purchase Price shall be adjusted at Closing (and adjusted as contemplated in Section 8.4, if necessary, in accordance with the Final Settlement Statement) as follows (without duplication), with all such amounts, to the extent applicable, being determined in accordance with Accounting Procedures and COPAS standards (in the event such procedures and standards apply to such amounts):

(a)Decreased or increased, as appropriate, in accordance with Section 0;

(b)Decreased as a consequence of Assigned Interests excluded from the transactions contemplated by this Agreement as set forth in Sections 0, 0,  0, or 0;

(c)Decreased by the amount of royalty, overriding royalty, and other burdens payable out of production of Hydrocarbons from the Assigned Properties or the net proceeds thereof to third Persons but held in suspense by Seller at the Closing, and any interest accrued in escrow accounts for such suspended funds, to the extent such funds are not transferred to Purchaser’s control at the Closing;

(d)Decreased (for amounts owed by Seller to any third Person) or increased (for amounts owed by any third Person to Seller)  (i) in the case of gaseous Hydrocarbons attributable to the Assigned Properties, on the basis of $6.30 per Mcf multiplied by the amount of the imbalance in MMBtu; (ii) in the case of liquid Hydrocarbons attributable to the Assigned Properties, on the basis of $93.47 per barrel multiplied by the amount of the imbalance in barrels; or (iii) by an amount agreed to in writing by the Parties.

(e)Increased by the aggregate amount of merchantable Hydrocarbon inventories from the Assigned Properties in storage on the Effective Date and produced for the account of Seller with respect to the Assigned Properties prior to the Effective Date, as set forth on Schedule 2.2, multiplied by the Contract price therefor, or, if there is no applicable Contract the amount set forth in Section 2.2(d);

(f)Increased, or decreased, as applicable, by the net amount of all prepaid expenses (including prepaid Production Taxes; bonuses; rentals; cash calls to third Person operators; and scheduled payments),  less all third Person cash call payments received by Seller, in each case, to the extent applying to the ownership or operation of the Assigned Interests from and after the Effective Date (to the extent retained by Seller and not paid over to Purchaser);

(g)Adjusted for net proceeds and other income attributable to the Assigned Interests and Property Costs attributable to the Assigned Interests as follows:

(i)Decreased by an amount equal to the aggregate amount of the following net proceeds received by Seller (to the extent retained by Seller and not paid over to Purchaser):    amounts earned from the sale, during the period from and including the Effective Date through and including the Closing Date (the “Adjustment Period”), of Hydrocarbons produced from, or attributable or allocable to, the Assigned Properties (net of any Property Costs paid by Seller that are directly incurred with respect to such proceeds or in earning or receiving thereof, and that are not otherwise reimbursed to Seller by a third Person purchaser of production, and excluding the effects of any futures, options, swaps, or other derivatives), and

(ii)Increased by an amount equal to the amount of all Property Costs which are incurred in the ownership and operation of the Assigned Interests during the Adjustment Period but paid by or on behalf of Seller or any of its Affiliates, except in each case (A) any costs already deducted in the determination of proceeds in Section 2.2(g)(i), and (B) Taxes.

(h)Decreased or increased, as appropriate, as otherwise expressly provided pursuant to the terms and conditions of this Agreement or agreed by the Parties in writing affected by such increase or decrease.

2.3     Procedures.

(a)For purposes of allocating production (and accounts receivable with respect thereto), under Section 0,  (i) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Assigned Properties when they are produced into the tank batteries related to each Well, and (ii) gaseous Hydrocarbons shall be deemed “from or attributable to” the Assigned Properties when they pass through the delivery point sales meters or similar meters at the point of entry into the pipelines through which they are gathered or transported from the applicable Assigned Property. Seller shall utilize reasonable interpolative procedures to arrive at an allocation of production when exact meter readings are not available.  Seller shall use commercially reasonable efforts to obtain the same from the Operator under the applicable operating agreement and, solely to the extent that Seller has received the same from the Operator, Seller shall provide to Purchaser, no later than five (5) Business Days prior to Closing, all reasonably requested data in its possession to support any allocation of production.  Until one (1) Business Day before the Closing, Purchaser shall have the opportunity to review and discuss such allocation with Seller; provided, however, Seller shall not be required to make any change thereto to which Seller does not agree and the Parties shall resolve such matters in connection with the settlement of the Purchase Price in accordance with Section 8.4(b).

(b)Surface or facility use or sharing fees, insurance premiums, and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling before the Effective Date, or on or after the Effective Date but prior to the Closing Date.  Production Taxes shall be prorated based on the amount of

Hydrocarbons actually produced, purchased or sold, as applicable, prior to, and on or after, the Effective Date.

(c)After Closing, each Party shall be entitled to participate in all joint interest audits and other audits of Property Costs for which such Party is responsible or revenues to which such Party is entitled (whether entirely or in part) under the terms of Section  0.

(d)All adjustments and payments made pursuant to this Article 2 shall be without duplication of any other amounts paid or received under this Agreement.  “Earned” and “incurred,” as used in Sections 0, shall be interpreted in accordance with the Accounting Procedures.

2.4     Withholding

. Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Seller such amounts as Purchaser is required to deduct and withhold under the Code, or any tax law, with respect to the making of such payment. Any such withholdings, in order to be withheld by Purchaser, shall be identified on the Preliminary Settlement Statement to be submitted by Seller in accordance with Section 8.4(a). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE 3
CERTAIN TITLE AND ENVIRONMENTAL MATTERS

3.1     Seller’s Title.

(a)The provisions of this Article 3 and the special warranty of title in the Assignment and Bill of Sale provide Purchaser’s exclusive remedy with respect to any Title Defects.

(b)The Assignment and Bill of Sale to be executed and delivered by the Parties at Closing shall be in the form attached as Exhibit B, and shall contain a special warranty of title to the Leases shown on Exhibit A-1 by, through, and under Seller, but not otherwise, subject to the Permitted Encumbrances.

3.2     Definition of Defensible Title.

(a)As used in this Agreement, the term “Defensible Title” means that title of Seller which, subject to the Permitted Encumbrances:

(i)entitles Seller to receive (after satisfaction of all royalties, overriding royalties, nonparticipating royalties, net profits interests, or other similar burdens on or measured by production of Hydrocarbons), not less than the “net revenue interest” share shown in Schedule 3.4 of all Hydrocarbons produced from a Well;

(ii)obligates Seller to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, any Well not greater than the “working interest” shown in Schedule 3.4, unless there is a proportionate increase in the net revenue interest attributable thereto; and

(iii)with respect to any Assigned Property, is free and clear of liens, claims, encumbrances, security interests, pledges and other defects adversely affecting a Seller’s title, except to the extent of any Permitted Encumbrances.

(b)As used in this Agreement, an Assigned Property shall be deemed to have a “Title Defect” if the Assigned Property is subject to a condition which causes Seller to not have Defensible Title thereto. As used in this Agreement, the term “Title Benefit” means any right, circumstance, or condition that operates to (i) increase the net revenue interest of Seller in any Well above that shown on Schedule 3.4, without causing a proportionate (or greater) increase in Seller’s (and Purchaser’s, as successor in interest to Seller) working interest above that shown in Schedule 3.4, or (ii) decrease the working interest of Seller in any Assigned Property below that shown on Schedule 3.4 without causing a decrease in Seller’s net revenue interest.

3.3     Definition of Permitted Encumbrances.  As used in this Agreement, the term “Permitted Encumbrances” means any or all of the following:

(a)lessors’ royalties and any overriding royalties, reversionary interests, back-in interests, and other burdens to the extent that they do not, individually or in the aggregate, reduce the Seller’s (or Purchaser’s, as successor in interest to Seller) net revenue interest below that shown in Schedule 3.4 or increase the Seller’s (or Purchaser’s, as successor in interest to Seller) working interest above that shown in Schedule 3.4 without a corresponding and proportionate increase in the net revenue interest;

(b)the terms and provisions of all Leases, unit agreements, pooling agreements, operating agreements, Contracts, including provisions for penalties, suspensions, or forfeitures contained therein, to the extent that they do not, individually or in the aggregate, reduce Seller’s (or Purchaser’s, as successor in interest to Seller) net revenue interest below that shown in Schedule 3.4 or increase Seller’s (or Purchaser’s, as successor in interest to Seller) working interest above that shown in Schedule 3.4 without a corresponding and proportionate increase in the net revenue interest;

(c)rights of first refusal, tag-along rights, preferential rights to purchase, and similar rights with respect to the Assigned Interests (provided that each of the foregoing shall still be subject to, as applicable, Sections 3.11,  3.13 and 3.14 of this Agreement);

(d)third-Person consent requirements and similar restrictions (i) that are not applicable to the sale of the Assigned Interests contemplated by this Agreement, (ii) for which unconditional waivers or consents required under Section 3.12 are obtained from the appropriate Persons prior to the Closing Date, or (iii) to the extent relating to

Excluded Records or other Excluded Assets (provided that each of the foregoing shall still be subject to Sections 3.11 and 3.12 of this Agreement);

(e)liens for current taxes not yet due and payable;

(f)materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s, and other similar liens or charges arising in the ordinary course of business for amounts not yet delinquent;

(g)all rights to consent, by required notices to, filings with, or other actions by Governmental Authorities in connection with the sale or conveyance of the Leases or rights or interests therein if they are customarily obtained subsequent to the sale or conveyance and if such Governmental Authority is, pursuant to applicable Law, without discretion to refuse to grant such consent if specifically enumerated conditions set forth in such applicable Law are satisfied;

(h)rights of reassignment arising upon final intention to abandon or release the Assigned Interests, or any of them, including reassignment upon the surrender or expiration of any Leases (including, without limitation, with regard to any continuous drilling clauses or “Pugh” clauses, whether vertical or horizontal);

(i)easements, rights-of-way, covenants, servitudes, permits, surface leases and other rights to use the surface, and other rights in respect of surface operations to the extent that they do not materially adversely affect the use and operation of the Assigned Interests in manner currently used and operated;

(j)all rights reserved to, or vested in, any Governmental Authorities to control or regulate any of the Assigned Interests in any manner or to assess Tax with respect to the Assigned Interests, the ownership, use or operation thereof, or revenue, income, or capital gains with respect thereto, and all obligations and duties under all applicable Laws of any such Governmental Authority or under any franchise, grant, license, or permit issued by any Governmental Authority;

(k)depth severances or any other change in the working interest or net revenue interest of Seller with depth to the extent that they do not, individually or in the aggregate, reduce Seller’s (or Purchaser’s, as successor in interest to Seller) net revenue interest below that shown on Schedule 3.4 or increase Seller’s (or Purchaser’s, as successor in interest to Seller) working interest beyond that shown on Schedule 3.4 without a corresponding and proportionate increase in net revenue interest;

(l)lack of a survey of the surface of the Assigned Properties, unless a survey is required by Law;

(m)liens, security interests, deeds of trust, pledges, mortgages or security interests burdening lessor’s interests under a Lease to the extent that the foregoing do not detract in any material respect from the value of, or interfere in any material respect with the use, ownership or operation of, the Assigned Interests subject thereto or affected thereby (as currently used, owned and operated) and which would be considered acceptable by a reasonably prudent purchaser engaged in the business of owning and operating oil and gas properties;

(n)liens, security interests, deeds of trust, pledges, mortgages or security interests burdening lessor’s interests under a Lease, insofar as there is not a Well on the Lease; and if there is a Well on such Lease, then only to the extent that such liens, security interests, deeds of trust, pledges, mortgages or security interests have been subordinated to such Lease;

(o)all liens, security interests, deeds of trust or pledges to be released at Closing pursuant to release documents in form and substance reasonably satisfactory to Purchaser; and

(p)defects or irregularities in the chain of title consisting of the failure to recite marital status in documents or omissions of successions of heirship or estate proceedings, unless Purchaser provides affirmative evidence that such failure or omission could reasonably be expected to result in another Person’s superior claim of title to the relevant Assigned Interest.

3.4     Allocated Values.  Schedule 3.4 sets forth the agreed allocation of the Unadjusted Purchase Price among the Assigned Interests. The “Allocated Value” for any Assigned Property equals the portion of the Unadjusted Purchase Price that is allocated to such Assigned Property on Schedule 3.4 in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision or state, local or foreign law, as appropriate), increased or decreased by a share of each adjustment to the Unadjusted Purchase Price under Sections 2.2(c), (d), (e), (f), and (g). Seller and Purchaser agree that the Unadjusted Purchase Price shall be allocated among the Assigned Interests as set forth on Schedule 3.4 for the purpose of (i) giving notices of value to the owners of any preferential rights to purchase the Assigned Interests, and (ii) determining the value of a Title Defect, and certain adjustments related to Environmental Defects, for purposes of adjusting the Unadjusted Purchase Price.  Seller and Purchaser acknowledge such Allocated Values for purposes of this Agreement and the transaction contemplated hereby, but otherwise make no representation or warranty as to the accuracy of such values.  Seller and Purchaser shall file all Tax Returns (including, but not limited to, Internal Revenue Service Form 8594) consistent with the Allocated Values as set forth on Schedule 3.4.  Seller and Purchaser further agree that, except when required by applicable Laws, neither they nor their Affiliates will take positions inconsistent with such Allocated Values, as adjusted, in notices to any applicable taxing or governmental authority, in audit or other proceedings with respect to taxes, or in other documents or notices relating to the transaction contemplated by this Agreement; provided, however, that neither Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax audit, claim or similar proceedings using values different than the Allocated Values, as updated and adjusted, and, if values different than such Allocated Values are utilized by a Party, to negotiate, compromise and/or settle any Tax audit, claim or similar proceeding, written notice describing the circumstances and amount of such deviation shall be provided by such Party to the other Parties.

3.5     Environmental Assessment; Environmental Defects.

(a)Subject to Purchaser’s first obtaining a separate access agreement with the third-party operator of the Assigned Interests to permit the same (which Seller shall use commercially reasonable efforts to assist Purchaser in obtaining), from and after the date of this Agreement, Purchaser and its officers, directors, employees, agents, authorized representatives, contractors, consultants, and other advisers would have the right to conduct, or Purchaser may cause a reputable environmental consulting or engineering firm (the “Environmental Consultant”), to conduct, an environmental review of the Assigned Properties (the “Environmental Review”), which may include a Phase I environmental property assessment that satisfies the basic assessment requirements set forth under the current American Society for Testing and Material Standard Practice for Phase I environmental property assessments (Designation E1527-05) (the “Phase I Assessment”).  Purchaser shall not be entitled to conduct any sampling, boring, or other invasive activity without the prior written consent of Seller and any applicable third Person operator (and Seller shall use commercially reasonably efforts to request  such consent from the operator, but cannot guaranty that such approval would be obtained).  Seller’s consent shall not be unreasonably withheld.  Purchaser shall provide Seller with copies of any environmental reports generated by the Environmental Consultant.  Except (i) as may be required or permitted pursuant to the exercise of the rights and fulfillment of the obligations of a Party under this Agreement, (ii) as may be required by applicable Law, or (iii) for information which is or becomes public knowledge through no fault of Purchaser, Environmental Consultant (or any of its or their respective officers, directors, employees, agents, authorized representatives, contractors, consultants, and other advisers), Purchaser and its Affiliates shall maintain, and shall cause their respective officers, directors, employees, agents, authorized representatives, contractors, consultants (including the Environmental Consultant), and other advisors to maintain all information, reports (whether interim, draft, final, or otherwise), data, work product, and other matters obtained or generated from or attributable to the Environmental Review (the “Environmental Information”)  as strictly confidential, and shall not disclose all or any portion of the Environmental Information to any third Person without the consent of Seller, as applicable, which consent shall not be unreasonably withheld or delayed.  Each Party shall be responsible for the compliance of its Affiliates, and its and their respective officers, directors, employees, agents, authorized representatives, contractors, consultants (including the Environmental Consultant), and other advisors with the immediately preceding sentence.

(b)As used in this Agreement, the term “Environmental Defect” means any condition, matter, obligation, circumstance with respect to the Assigned Interests that (i) constitutes, or arises from, or relates to, a violation of Environmental Law; or (ii) represents environmental pollution, contamination, degradation, damage or injury caused by or related to an Assigned Interest for which remedial or corrective action is presently required (or if known, would be required) under Environmental Laws or the terms of any applicable Lease; provided, however, that “Environmental Defect” shall not include any of the following: (a) the existence of NORM, or (b) any matters disclosed in Schedule 4.10.

3.6     Notice of Title and Environmental Defects and Benefits; Adjustment.

(a)Unless Seller and Purchaser mutually agree in writing to a different date, in order to assert a claim for Title or Environmental Defects, Purchaser must deliver a defect claim notice or notices to Seller on or before 5:00 p.m. local time in Midland, Texas on September 26, 2014 (the “Defect Claim Date”).  Each such notice shall be in writing and shall include:

(i)a description of the alleged Title or Environmental Defect(s);

(ii)the Assigned Property or Assigned Properties affected;

(iii)the Allocated Values of the Assigned Property or Assigned Properties subject to the alleged Title or Environmental Defect(s);

(iv)such supporting documentation as is available to Purchaser and is reasonably necessary for Seller (as well as any attorney, examiner or consultant hired by Seller) to verify the existence of the alleged Title or Environmental Defect(s) and the Title Defect Amount or Environmental Defect Amount; and

(v)an estimate of the Title Defect Amount or Environmental Defect Amount associated with the alleged Title or Environmental Defect(s) and the computations and information upon which Purchaser’s belief is based.

Purchaser shall be deemed to have waived all TITLE DEFECTS AND, subject to Seller’s indemnity obligations in article 11 BASED ON THE REPRESENTATIONS IN SECTION 4.10, ALL ENVIRONMENTAL DEFECTS of which SELLER has not been given notice on or before the DEFECT Claim Date.

(b)To assert a claim for or with respect to a Title Benefit, Seller shall, as soon as practicable, but in any case on or before the Defect Claim Date, deliver to Purchaser a notice including:

(i)a description of the Title Benefit;

(ii)the Assigned Properties affected;

(iii)the Allocated Values of the Assigned Properties subject to such Title Benefit;

(iv)such supporting documentation as is reasonably necessary for Purchaser (as well as any attorney or examiner hired by Purchaser) to verify the existence of the alleged Title Benefit(s); and

(v)the amount by which Seller reasonably believes the Allocated Values of those Assigned Properties are increased by the Title Benefit, and the computations and information upon which Purchaser’s belief is based.

Seller shall be deemed to have waived all Title Benefits of which seller has not given notice on or before the Defect Claim Date.

3.7     Cure.

(a)Until two (2) Business Days prior to the Closing (the “Cure Date Pre-Closing”), Seller shall have the right, but not the obligation, to attempt, at Seller’s sole cost, risk, and expense, to cure any alleged Title Defects or Environmental Defects of which Seller has been advised by Purchaser pursuant to Section 0. Seller’s election to cure an alleged Title Defect or Environmental Defect shall not constitute a waiver of any of the rights of Seller pursuant to this Article 3, including Seller’s right to dispute the existence, nature, or value of such Title Defect or Environmental Defect. To the extent Seller has cured or remediated an alleged Title or Environmental Defect with respect to an Assigned Property prior to the Cure Date Pre-Closing (and any dispute as to whether the same has been cured shall be resolved pursuant to the dispute resolution provisions described in Section 3.10), the affected Assigned Property shall be assigned by Seller to Purchaser at Closing and shall be treated as if it was not subject to a Title or Environmental Defect.    In addition, if Seller provides written notice to Purchaser no later than two calendar days prior to Closing of their desire to attempt to cure such alleged Title Defects or Environmental Defects after the Closing, Seller shall have the right, but not the obligation, to attempt, at Seller’s sole cost, risk, and expense, to cure such alleged Title Defects or Environmental Defects during the period of time from the Closing Date, until the date that is 90 days after the Closing Date (the “Cure Date Post-Closing”). The Assigned Interests affected by any Title Defect or Environmental Defect for which Seller has notified Purchaser that Seller would like to retain the right to cure after Closing (or which is the subject of a dispute under Section 3.10), shall be withheld from the Assigned Interests conveyed to Purchaser at Closing.  To the extent Seller has cured or remediated an alleged Title or Environmental Defect with respect to an Assigned Property after Closing but prior to the Cure Date Post-Closing (and any dispute as to whether the same has been cured shall be resolved pursuant to the dispute resolution provisions described in Section 3.10), the affected Assigned Interest shall be assigned by Seller to Purchaser (and Purchaser shall simultaneously pay to Seller the Allocated Values therefor, subject to adjustments provided under this Agreement related thereto) within three (3) Business Days after the date of such cure (or resolution of any dispute with respect to such cure) and shall be treated as if it was not subject to a Title or Environmental Defect, and any adjustments that had been made with regard thereto at Closing in connection with the Closing payment shall be re-paid to Seller in connection with the Final Settlement Statement.  As applicable, the Cure Date Pre-Closing and the Cure Date Post-Closing shall be referred to as the “Cure Date.”

(b)If, on or before the Cure Date, Seller has not, completely cured or remediated one or more of the applicable Title Defects or Environmental Defects (and any dispute regarding whether the same has been cured, has been resolved pursuant to the dispute resolution provisions described in Section 3.10) with respect to an Assigned Property prior to the Cure Date, the Preliminary Settlement Statement shall include a line item to reduce the Unadjusted Purchase Price for the applicable Title Defect Amounts or Environmental Defect Amounts (or portion thereof if partially cured) corresponding to those Title Defects or Environmental Defects which have not been cured or remediated, subject to any adjustments thereto in the Final Settlement Statement based on resolution of any dispute regarding the same or pursuant to the mutual agreement of the parties.

(c)Any dispute relating to whether and to what extent a Title Defect or Environmental Defect has been cured shall be resolved as set forth in Section 0, except that any such matter shall be submitted to the Title Arbitrator or Environmental Arbitrator, as applicable, on or before ten (10) Business Days after the Cure Date; provided, however, that any prior or concurrent determination by a Title Arbitrator or Environmental Arbitrator with respect to Title Defects or Environmental Defects (or factual or legal matters relating thereto, even if determined in connection with the resolution of an otherwise unrelated dispute) which Seller has elected to cure pursuant to this Section 0 shall be binding on the Parties with respect to such Title Defect or Environmental Defect (or factual or legal matters relating thereto, even if determined in connection with the resolution of an otherwise unrelated dispute).

3.8     Adjustment for Title Defects and Benefits, and Environmental Defects.

(a)Each Assigned Interest affected by Title Defects or Environmental Defects timely reported under Section 0 shall be assigned at Closing subject to all uncured Title Defects and Environmental Defects and the Unadjusted Purchase Price shall be reduced by (i) in the case of a Title Defect, an amount (the “Title Defect Amount”) equal to the reduction in the Allocated Value for such Assigned Property caused by such Title Defects, as determined pursuant to Section 0 and (ii) in the case of an Environmental Defect, an amount (the “Environmental Defect Amount”) determined pursuant to Section 0.

(b)With respect to each Assigned Property affected by Title Benefits reported under Section 0, the Unadjusted Purchase Price shall be increased by an amount (the “Title Benefit Amount”) equal to the increase in the Allocated Value for such Assigned Property caused by such Title Benefits, as determined pursuant to Section 0.

(c)WITHOUT LIMITING PURCHASER’S RIGHTS AND REMEDIES UNDER THE SPECIAL WARRANTY OF TITLE IN THE ASSIGNMENT AND BILL OF SALE, ARTICLE 3 SHALL, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, BE THE EXCLUSIVE RIGHT AND REMEDY OF PURCHASER WITH RESPECT TO TITLE DEFECTS.  SECTION 0 SHALL, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, BE THE EXCLUSIVE RIGHT AND REMEDY OF SELLER

WITH RESPECT TO TITLE BENEFITS.  WITHOUT LIMITING PURCHASER’S RIGHTS AND REMEDIES PURSUANT TO ARTICLE 11 (SOLELY WITH REGARD TO REPRESENTATIONS AND WARRANTIES UNDER SECTION 4.10), aRTICLE 3 SHALL, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, BE THE EXCLUSIVE RIGHT AND REMEDY OF PURCHASER WITH RESPECT TO ENVIRONMENTAL DEFECTS AND THE ENVIRONMENTAL CONDITION OF THE ASSIGNED PROPERTIES.  Further, Purchaser on its own behalf and on behalf of the Purchaser Group, hereby releases, remises, and forever discharges Seller, the seller group, and their respective Affiliates from any right of contribution or cost recovery that Purchaser may have at common law or under Environmental Laws, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended and the Texas Solid Waste Disposal Act, as amended.

3.9     Calculation of Title and Environmental Defect Amounts and Title Benefit Amounts.

(a)The Title Defect Amount resulting from a Title Defect shall be determined as follows:

(i)if Purchaser and Seller agree in writing upon the Title Defect Amount, that amount shall be the Title Defect Amount;

(ii)if the Title Defect is a lien, encumbrance, or other charge which will not otherwise be released at Closing and which is liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to unconditionally remove the Title Defect from Seller’s (and Purchaser’s as successor in interest to Seller) interest in the affected Assigned Property, not to exceed, however, the Allocated Value of the affected Assigned Properties;

(iii)if the Title Defect represents a discrepancy between (A) the net revenue interest for any Assigned Property and (B) the net revenue interest stated on Schedule 3.4, and the working interest for such Assigned Property has been reduced proportionately, then the Title Defect Amount shall be the product of the Allocated Value of such Assigned Property multiplied by a fraction, the numerator of which is the decrease in Seller’s net revenue interest and the denominator of which is Seller’s net revenue interest stated on Schedule 3.4;  provided, however, that if the Title Defect does not affect the Assigned Property throughout its entire life, the Title Defect Amount determined under this Section 0 shall be reduced to take into account the applicable time period only, provided that if a Title Defect that would otherwise qualify for valuation under this Section 0 affects a horizontal well location, and in Purchaser’s sole discretion, the Title Defect would cause Purchaser not to drill the well associated with such horizontal well location, the Title Defect Amount for such Title Defect shall be the Allocated Value of such horizontal well location, less the value agreed upon between Seller and Purchaser for any vertical wells that are reasonably capable of being located on the same acreage associated with said horizontal well location;

(iv)if the Title Defect represents an obligation, encumbrance, burden, or charge upon, or other defect in title to, the affected Assigned Property of a type not described in subsections 0,  0, or 0, above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Assigned Property so affected (and may not exceed such Allocated Value), the portion of Seller’s interest in the Assigned Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the affected Assigned Property, the reasonable values placed upon the Title Defect by Purchaser and Seller, and such other factors as are reasonably necessary to make a proper evaluation;

(v)the Title Defect Amount with respect to a Title Defect shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder, to the extent such costs or losses generate an adjustment to the Purchase Price; and

(vi)notwithstanding anything to the contrary in this Article 3:

(A)an individual claim (or series of related claims) for a Title Defect for which a claim notice is given prior to the Defect Claim Date shall only generate an adjustment to the Unadjusted Purchase Price under this Article 3 if the Title Defect Amount with respect thereto exceeds FIFTY THOUSAND AND NO/100 DOLLARS ($50,000.00);

(B)if the aggregate Title Defect Amounts and/or Environmental Defect Amounts attributable to the effects of all Title Defects and Environmental Defects upon any given Assigned Property shall exceed 50% of Allocated Value of such Assigned Property, then Seller may, at its election and by written notice to Purchaser, cause such Assigned Property to be excluded from this Agreement, in which case, the affected Assigned Property shall constitute an Excluded Asset, the affected Assigned Property shall be deemed to have been deleted from Exhibits A-1 and A-2 and Schedule 3.4 hereto, and the Purchase Price shall be reduced by the Allocated Value thereof.  In the event Seller elects to treat a given Assigned Property as an Excluded Asset due to the aggregate of all Title Defects and/or Environmental Defects asserted by Purchaser against such Assigned Property, Seller shall make such election and provide written notice of same to Purchaser no later than two (2) Business Days prior to the Closing Date;

(C)there shall be no adjustment to the Unadjusted Purchase Price for Title Defects unless and until the aggregate of all Title Defect Amounts and  Environmental Defect Amounts which generate an adjustment to the Unadjusted Purchase Price pursuant to Section 3.9(a)(vi)(A) or Section 0 exceeds two percent (2.0%) of the Unadjusted

Purchase Price, and then only to the extent that such aggregate amount exceeds two percent (2.0%) of the Unadjusted Purchase Price; and

(D)a Title Defect Amount may not exceed the Allocated Value of the affected Assigned Properties or Assigned Interests.

(b)The Title Benefit Amount resulting from a Title Benefit shall be determined as follows:

(i)if Purchaser and Seller agree in writing upon the Title Benefit Amount, that amount shall be the Title Benefit Amount;

(ii)if the Title Benefit represents a discrepancy between (A) the net revenue interest for any Assigned Property and (B) the net revenue interest or percentage stated with respect to such Assigned Property on Schedule 3.4, the Title Benefit Amount shall be the product of the Allocated Value of the affected Assigned Property multiplied by a fraction, the numerator of which is the net revenue interest increase and the denominator of which is the net revenue interest stated on Schedule 3.4;  provided, however, that if the Title Benefit does not affect an Assigned Property throughout the entire life of the Assigned Property, the Title Benefit Amount determined under this Section 0 shall be reduced to take into account the applicable time period only;

(iii)the Title Benefit Amount shall, in any case, be determined by taking into account the Allocated Value of the Assigned Property so affected, the portion of the Assigned Property and Seller’s (and Purchaser’s as successor in interest to Seller) interest therein so affected, the legal effect of the Title Benefit, the potential economic effect of the Title Benefit over the life of any affected Assigned Property, the reasonable values placed upon the Title Benefit by Purchaser and Seller, whether and to what extent the applicable instruments are filed in the applicable county real property records and would constitute constructive notice to third Persons of the existence thereof under applicable Law, and such other factors as are necessary to make a proper evaluation;

(iv)the Title Benefit Amount with respect to a Title Benefit shall be determined without duplication of any costs or losses included in another Title Benefit Amount or adjustment to the Purchase Price; and

(v)notwithstanding anything to the contrary in this Article 3:

(A)an individual claim for a Title Benefit shall only generate an adjustment to the Unadjusted Purchase Price if the Title Benefit Amount with respect thereto exceeds FIFTY THOUSAND AND NO/100 DOLLARS ($50,000.00); and

(B)there shall be no adjustment to the Unadjusted Purchase Price for Title Benefits unless and until the aggregate of all Title Benefit Amounts which would generate an adjustment to the Unadjusted Purchase Price pursuant to Section 3.9(b)(v)(A)

exceeds two percent (2.0%) of the Unadjusted Purchase Price, and then only to the extent that such aggregate amount exceeds two percent (2.0%) of the Unadjusted Purchase Price.

(c)The Environmental Defect Amount resulting from an Environmental Defect shall be determined as follows:

(i)if Purchaser and Seller agree on the Environmental Defect Amount, that amount shall be the Environmental Defect Amount;

(ii)the Environmental Defect Amount shall include the amount required to remove or remediate the Environmental Defect and otherwise rehabilitate or restore the affected Assigned Interest or Assigned Property, such that it is in compliance with Environmental Laws, in the most cost effective manner;

(iii)the Environmental Defect Amount with respect to an Environmental Defect shall be determined without duplication of any costs or losses included in another Environmental Defect Amount or adjustment to the Purchase Price; and

(iv)notwithstanding anything to the contrary in this Article 3:

(A)an individual claim for an Environmental Defect shall only generate an adjustment to the Unadjusted Purchase Price if the Environmental Defect Amount with respect thereto exceeds FIFTY THOUSAND AND NO/100 DOLLARS ($50,000.00); and

(B)there shall be no adjustment to the Purchase Price for Environmental Defects unless and until the aggregate of all Title Defect Amounts and Environmental Defect Amounts which would generate an adjustment to the Unadjusted Purchase Price pursuant to Section 3.9(a)(vi)(A) or Section 0 exceeds two percent (2.0%) of the Unadjusted Purchase Price, and then only to the extent that such aggregate amount exceeds two percent (2.0%) of the Unadjusted Purchase Price.

3.10     Dispute Resolution.

(a)Seller and Purchaser shall attempt to agree upon all Title Defects, Title Defect Amounts, Title Benefits, Title Benefit Amounts, Environmental Defects and Environmental Defect Amounts on or before the Closing Date (or with regard to efforts to cure after Closing as contemplated in Section 3.7).  If Seller and Purchaser are unable to agree by that date, then Seller’s good faith estimate shall be used to determine the Closing Payment pursuant to Section 0, if any, and the Title Defects, Title Defect Amounts, Title Benefits, Title Benefit Amounts, Environmental Defects and Environmental Defect Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to Section 0 with respect to Title Defects, Title Defect Amounts, Title Benefits and Title Benefit Amounts, and Section 0 with respect to Environmental Defects and Environmental Defect Amounts.

(b)With respect to the existence of Title Defects, Title Defect Amounts, the existence of Title Benefits and Title Benefit Amounts, on or before a date that is ten (10) Business Days following the Closing Date, Seller shall submit all Title Defects, Title Defect Amounts, Title Benefits and Title Benefit Amounts in dispute to a title attorney with at least ten (10) years’ experience in oil and gas titles in the State of Texas, as selected by mutual agreement of Purchaser and Seller (the “Title Arbitrator”).  If Purchaser and Seller have not agreed upon an alternate Person to serve as Title Arbitrator during such ten (10) Business Day period, Seller shall, within ten (10) Business Days after the end of such initial ten (10) Business Day period, formally apply to the Houston, Texas office of the American Arbitration Association to choose the Title Arbitrator.  The Title Arbitrator shall not have worked as an employee or outside counsel for any Party or its Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the dispute.  If Seller has not submitted such Title Defect, Title Defect Amounts, Title Benefit and/or Title Benefit Amounts in dispute to the Title Arbitrator or the Houston, Texas office of the American Arbitration Association, as applicable, within the relevant time period set forth above, Seller shall be deemed to have waived their dispute of such Title Defect, Title Defect Amounts, Title Benefit and/or Title Benefit Amounts.

(c)With respect to the existence of Environmental Defects and the Environmental Defect Amounts, on or before a date that is ten (10) Business Days following the Closing Date, Seller shall submit all Environmental Defects and Environmental Defect Amounts in dispute to a reputable environmental consultant or engineer with at least ten (10) years’ experience in corrective environmental action regarding oil and gas properties in the State of Texas, as selected by mutual agreement of Purchaser and Seller (the “Environmental Arbitrator”).  If Purchaser and Seller have not agreed upon a Person to serve as Environmental Arbitrator during such ten (10) Business Day period, Seller shall, within ten (10) Business Days after the end of such initial ten (10) Business Day period, formally apply to the Houston, Texas office of the American Arbitration Association to choose the Environmental Arbitrator. The Environmental Arbitrator shall not have worked as an employee or outside counsel for any Party or its Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the dispute.  If Seller has not submitted such disputed Environmental Defect and/or Environmental Defect Amounts in dispute to the Environmental Arbitrator or the Houston, Texas office of the American Arbitration Association, as applicable, within the relevant time period set forth above, Seller shall be deemed to have waived their dispute of such Environmental Defect and/or Environmental Defect Amounts.

(d)In each case above, the arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 0.  The Title Arbitrator’s or Environmental Arbitrator’s determination, as applicable, shall be made within forty-five (45) days after submission of the matters in dispute and shall be final and binding upon the Parties, without right of appeal. The Title Arbitrator or Environmental Arbitrator, once appointed, shall have no ex parte communications with any of the Parties concerning the determination required hereunder.  All communications between any Party or its Affiliates and the Title Arbitrator or Environmental Arbitrator, as applicable, shall be conducted in writing, with copies sent simultaneously to the other Party in the same manner, or at a meeting or conference call to which the representatives of both Parties have been invited and of which such Parties have been provided at least five (5) days’ notice.  In making his determination, the Title Arbitrator or Environmental Arbitrator shall be bound by the provisions of this Article 3 and may consider such other matters as in the opinion of the Title Arbitrator or Environmental Arbitrator, as applicable are necessary or helpful to make a proper determination, provided, with respect to the determination of the estimated cost of remedying any Title Defect or Environmental Defect, as applicable, the Parties shall direct the Title Arbitrator or Environmental Arbitrator, as applicable, that in no event shall the Title Defect Amount, or Environmental Defect Amount be determined to be greater than the amount asserted by Purchaser or less than the amount asserted by Seller, and in no event shall the Title Benefit Amount be determined to be greater than the amount asserted by Seller or less than the amount asserted by Purchaser. The Title Arbitrator or Environmental Arbitrator may consult with and engage disinterested third Persons to advise the arbitrator, including petroleum engineers.  The Title Arbitrator and Environmental Arbitrator shall act as experts for the limited purpose of determining the existence of any such Title Defect, Title Benefit or Environmental Defect and/or the specific disputed Title Defect Amounts, Title Benefit Amounts, or Environmental Defect Amounts, as applicable, submitted by any Party and may not award damages, interest, or penalties to any Party with respect to any matter.  Seller and Purchaser shall each bear their own legal fees and other costs of presenting their respective cases.  Purchaser shall bear one-half of the costs and expenses of the Title Arbitrator or Environmental Arbitrator, as applicable, and Seller shall be responsible for the remaining one-half of the costs and expenses.

3.11     Notice to Holders of Consent, Preferential Purchase and Tag-Along Rights; Notice to Working Interest Owners.    Within five (5) Business Days after the date hereof, Seller send (a) notices to the holders of any required consents to assignment that are set forth on Schedule 4.7 requesting consents to the transactions contemplated by this Agreement, (b) notices to the holders of any applicable preferential rights to purchase or similar rights that are set forth on Schedule 4.7 in compliance with the terms of such rights and requesting waivers of such rights, and (c) notices to the holders of any tag-along rights that are set forth on Schedule 4.7 requesting such rights be exercised on the same terms and conditions as this Agreement.  Purchaser shall cooperate with any reasonable request made by Seller with respect to obtaining such consents, approvals, permissions, and waivers.

3.12     Consent Requirements.

(a)Seller shall deliver a written notice to Purchaser on or before Closing setting forth each consent requirement which, as of such date, has not been unconditionally satisfied or waived.  In no event shall there be transferred at Closing any Assigned Interest for which a consent requirement has not been satisfied and for which transfer is prohibited or a fee is payable (unless such fee has been paid by Purchaser) without the consent, other than consents and approvals of Governmental Authorities customarily obtained after Closing (if such Governmental Authority is, pursuant to applicable Law, without discretion to refuse to grant such consent if certain specifically enumerated conditions set forth in such applicable Law are satisfied).

(b)In cases in which the Assigned Interest subject to such an unobtained consent is an Assigned Interest other than an Assigned Property, and Purchaser is assigned the Assigned Property or Assigned Properties to which such Assigned Interest relates, but such Assigned Interest is not transferred to Purchaser due to the unwaived consent requirement, Purchaser and Seller shall continue after Closing to use commercially reasonable efforts to obtain the consent so that such Assigned Interest can be transferred to Purchaser upon receipt of the consent, and, (i) there shall be no downward adjustment to the Unadjusted Purchase Price relative to such Assigned Interest, (ii) if permitted pursuant to applicable Law and agreement, such Assigned Interest shall be held by Seller for the benefit of Purchaser, (iii) Purchaser shall pay all amounts and liabilities due thereunder or with respect thereto (and Purchaser agrees to indemnify, defend and hold harmless Seller with regard thereto), and (iv) Purchaser shall be responsible for the performance of any obligations under or with respect to such Assigned Interest.

(c)In cases in which the Assigned Interest subject to such a consent requirement is an Assigned Property and the third Person consent to the transfer of such Assigned Property is not obtained by Closing, Purchaser may elect to treat the unsatisfied consent requirements as a Title Defect and receive the appropriate adjustment to the Purchase Price under Section 0 (and such Assigned Interest shall constitute an Excluded Asset, subject to the remainder of this Section 0) by giving Seller written notice thereof in accordance with Section 0, except that such notice may be given on or before the Closing Date, and the provisions of Section 0 and the portion of Section 0 following the words “provided, however,” shall not apply.  If any such consent requirement with respect to which an adjustment to the Unadjusted Purchase Price is made under Section 0 is subsequently satisfied prior to the date of the final adjustment to the Unadjusted Purchase Price under Section 0, Seller shall be reimbursed in that final adjustment for the amount of any previous deduction from the Unadjusted Purchase Price, the relevant Assigned Property, if not previously transferred to Purchaser, shall be transferred, and the provisions of this Section 0 shall no longer apply to such consent requirement.  If such consent requirement is not satisfied prior to the date of the final adjustment to the Purchase Price under Section 0, subject to the remainder of this Section 3.12, the affected Assigned Property shall be deemed to have been deleted from Exhibits A-1 and A-2 hereto and shall constitute an Excluded Asset.

(d)Notwithstanding anything to the contrary herein, Purchaser may (but shall not be obligated to) request, at any time prior to the final determination of the Purchase Price pursuant to Section 0, that Seller transfer to Purchaser any Assigned Interest not transferred at Closing due to an unsatisfied or unwaived consent requirement if such consent requirement does not provide that the transfer of the affected Assigned Interest without satisfaction or waiver of the consent requirement would be void, or would otherwise impair the affected Assigned Interest or Seller’s or Purchaser’s title thereto.

Promptly after receipt of such a request, Seller shall, pursuant to an assignment and bill of sale substantially in the form attached hereto as Exhibit B, convey to Purchaser, effective as of the Effective Date, the affected Assigned Interest; and Seller shall simultaneously with the delivery of the conveyance (and as a condition precedent to delivery of the conveyance) be reimbursed in the final adjustment for the amount of any previous deduction from the Unadjusted Purchase Price; and Purchaser shall defend, indemnify, and hold each member of the Seller Group harmless from and against all Damages arising from the conveyance of such Assigned Interest without the satisfaction or waiver of the consent requirement.

3.13     Preferential Purchase Rights.

(a)Any preferential purchase right must be exercised subject to all terms and conditions set forth in this Agreement, including the successful Closing of this Agreement pursuant to Article 8 on the dates certain set forth herein.  The consideration payable under this Agreement for any particular Assigned Interest for purposes of preferential purchase right notices shall be the Allocated Value for such Assigned Interest, adjusted as set forth in this Agreement.

(b)If any preferential right to purchase any Assigned Interest is validly exercised prior to Closing or the time for exercising a preferential purchase right has not expired as of the Closing, the Assigned Interests (or portions thereof) affected thereby shall constitute Excluded Assets and the Purchase Price shall be decreased by the Allocated Value of the affected Assigned Interests, and the affected Assigned Interests shall not be transferred at Closing and shall constitute an Excluded Asset.

(c)In the event that a preferential purchase right with respect to an Assigned Interest deleted and excluded from the transactions contemplated by this Agreement at Closing pursuant to Section 0 is later waived prior to acquisition from Seller, then:

(i)Purchaser shall, subject to its conditions precedent in Sections 0,  0, 7.2(c) and 7.2(e), purchase the affected Assigned Interest (or portion thereof) on the terms set forth in this Agreement at a delayed closing which shall occur within ten (10) Business Days following the date on which Seller obtains such waiver, or the time period for exercising the applicable preferential right has expired (which date shall, with respect to such Assigned Interest, or portion thereof, be considered to be the Closing Date); and

(ii)Purchase Price adjustments calculated in the same manner as the adjustments in Section 2.2 with respect to the affected Assigned Interest (or portion thereof), if any, shall be calculated from the period from and after the Effective Date to the date of the conveyance, and the net amount of such adjustment, if positive, shall be paid by Purchaser to Seller, and, if negative, by Seller to Purchaser.

3.14     Tag-Along Rights.    Purchaser acknowledges and agrees that certain of the Assets (or Assigned Interests) may be subject to those certain tag-along rights set forth on Schedule 4.7

(“Tag-Along Rights”) pursuant to which the holders of such rights (the “Tag Parties”) may hold certain beneficial or record title interests in or related to certain of the Assets.  To the extent Tag-Along Rights apply to this Agreement with respect to, and only with respect to, the Assets (or Assigned Interests) that are burdened by the Tag-Along Rights, within five (5) Business Days after the execution hereof Seller shall deliver to the Tag Parties notices as required under Section 3.11.  To the extent any Tag Parties validly exercise any options they may have under their Tag-Along Rights to sell any interest in or related to the Assets, then Purchaser shall purchase such interests on or after Closing in accordance with the terms hereof and in accordance with the Tag-Along Rights, and shall make all payments and execute and deliver all agreements and instruments required under the terms of the Tag-Along Rights or otherwise reasonably necessary for Purchaser to acquire all such interests of the Tag Parties in or related to the Assigned Interests.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER

This Article 4 and the other terms and conditions of this Agreement, the Seller, as of the date hereof and by the terms hereof, represents and warrants to Purchaser the matters set out in Sections 0 through 0:

4.1     Seller.

(a)Seller is a limited partnership that is duly organized, validly existing, and in good standing under the laws of the State of Texas, and is duly qualified to do business in each state in which the Assigned Properties and other Assigned Interests are located.

(b)Seller has the power to enter into and perform this Agreement (and all documents required to be executed and delivered by Seller prior to or at Closing under this Agreement) and to consummate the transactions contemplated by this Agreement (and such documents).

(c)The execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by Seller prior to, at or after Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Seller. This Agreement has been duly executed and delivered by Seller (and all documents required to be executed and delivered by Seller prior to or at Closing under this Agreement shall be duly executed and delivered by Seller), and this Agreement constitutes, and such other documents executed and delivered under this Agreement, shall constitute, the valid and binding obligations of Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(d)The execution, delivery and performance of this Agreement by Seller, and the consummation of the transactions contemplated by this Agreement shall not

(i) violate any provision of Seller’s governing instruments, (ii) result in a default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any promissory note, bond, mortgage, or indenture to which Seller is a party or by which it is bound, (iii) violate any judgment, order, ruling, or decree applicable to Seller as a party in interest, or (iv) violate any Laws applicable to Seller, except any matters described in clauses (iii) or (iv) above which would not have a Material Adverse Effect on Seller.

(e)There are no bankruptcy, reorganization, receivership or arrangement proceedings pending against, being contemplated by, or threatened against Seller or any Affiliate of Seller (whether by Seller or a third Person).

4.2     Litigation.  Except as set forth on Schedule 4.2:  (a)(i) there are no actions, suits, demands, investigations, administrative proceedings, or other proceedings to which Seller is a party pending or threatened in writing to Seller with respect to the Assigned Interests or Seller’s interest therein, and (ii) to the knowledge of Seller, there are no actions, suits, demands, investigations, administrative proceedings, or other proceedings otherwise pending or threatened, before any Governmental Authority or arbitrator with respect to the Assigned Interests or Seller’s interest therein, and (b) there are no actions, suits or proceedings pending or threatened in writing, or to the knowledge of Seller, otherwise threatened, before any Governmental Authority or arbitrator against Seller or any of its Affiliates, which are reasonably likely to impair or delay materially Seller’s ability to perform its obligations under this Agreement.

4.3     Taxes and Assessments.  Except as disclosed on Schedule 4.3:

(a)each Tax return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof (a “Tax Return”) required to be filed by Seller with respect to the Assigned Interests has been timely and properly filed, all such Tax Returns are correct and complete in all material respects;

(b)Seller has timely and properly paid all Taxes that Seller is obligated to pay with respect to the Assigned Interests (whether or not such Taxes are reflected on a Tax Return);

(c)there is not currently in effect any extension or waiver of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax;

(d)no Assigned Interest is subject to a Tax partnership agreement or provision requiring a partnership income Tax Return to be filed under applicable Law, and any Tax partnership listed on Schedule 4.3 has, or as of Closing shall have, in effect an election under Section 754 of the Code that will apply with respect to the Assigned Interests;

(e)neither Seller nor its Affiliates have received written notice of any pending claim against Seller or its Affiliates (which remains outstanding) from any applicable Governmental Authority for assessment of any material Taxes with respect to the

Assigned Interests, and there are no audits, suits, proceedings, assessments, reassessments, deficiency claims, or other claims relating to any Taxes of Seller or its Affiliates with any applicable Governmental Authority;

(f)there are no liens for Taxes on any of the Assigned Interests other than liens constituting Permitted Encumbrances;

(g)no Governmental Authority has ever asserted a claim, in writing, that Seller or its Affiliates are subject to Tax in a jurisdiction in which Seller or its Affiliate, as applicable, is not filing Tax Returns;

(h)to Seller’s knowledge, all tax withholding and deposit requirements imposed by applicable law with respect to any of the Assigned Interests or the business of Seller have been satisfied in full in all respects; and

(i) Seller is not (a) a “foreign person” within the meaning of Section 1445 of the Code or (b) an entity disregarded as separate from any other Person within the meaning of Section 301.7701-3(a) of the regulations promulgated by the United States Department of Treasury pursuant to and in respect of provisions of the Code.

4.4     Compliance with Laws.   Except with respect to Environmental Laws, and except as disclosed on Schedule 4.4,  to Seller’s knowledge: (a) Seller’s ownership and the operation of the Assigned Interests is in compliance with all applicable Laws, except such failures to comply as would not, individually or in the aggregate, have a Material Adverse Effect on Seller; and (b) all necessary permits, licenses, approvals, consents, certificates, and other authorizations with respect to the ownership and operation of the Assigned Interests have been obtained and maintained in full force and effect.

4.5     Contracts. To Seller’s knowledge, Schedule 0 lists all Material Contracts.  Neither Seller, nor, to the knowledge of Seller, any other Person is in default under any Material Contract, or, with the passage of time, the giving of notice, or both, would be in breach or default under any Material Contract, except as disclosed on Schedule 0.  All Material Contracts are in full force and effect, except as would not, individually or in the aggregate, have a Material Adverse Effect on Seller.  Except as disclosed on Schedule 0, no written notice of default or breach has been received or delivered by Seller under any Material Contract, the resolution of which is outstanding as of the date hereof, and there are no current notices received by Seller of the exercise of any premature termination, price redetermination, market-out, or curtailment of any Material Contract.  To Seller’s knowledge, prior to the date of this Agreement, Seller has made available to Purchaser (or its representatives) true and complete copies of each Material Contract and all amendments or modifications thereto.  Except as disclosed on Schedule 0 and Schedule 4.7, to Seller’s knowledge, the execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by Seller prior to or at Closing under this Agreement) and the consummation of transactions contemplated by this Agreement shall not violate or result in a default (with due notice or lapse of time or both) under any Material Contract.  For the purposes of this Section 4.5, to the extent Seller is not party to a Material

Contract, then the representation and warranty made by Seller as to such Material Contract shall be limited solely to the knowledge of Seller and only with regard to Seller’s own interest.

4.6     Payments for Production; Imbalances; Payment of Royalties.  To Seller’s knowledge, except as set forth on Schedule 0, Seller is not obligated by virtue of a take-or-pay payment, advance payment, or other similar payment (other than royalties, overriding royalties, similar arrangements established in the Leases), to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to Seller’s interest in the Assigned Properties at some future time without receiving full payment therefor at or after the time of delivery.   To Seller’s knowledge, Schedule 0 lists all production, transportation, plant, or other imbalances with respect to production from the Assigned Properties.  To Seller’s knowledge, no imbalance constitutes all of Seller’s (or its Affiliate’s) share of ultimately recoverable reserves in any balancing area pursuant to any gas balancing agreement.

4.7     Consents, Tag-Along Rights, Rights of First Refusal and Preferential Purchase Rights.  Except as set forth on Schedule 0, there are no preferential rights to purchase, rights of first refusal, tag-along rights or consent requirements which may be applicable to the transactions contemplated by this Agreement, except for consents and approvals of Governmental Authorities that are customarily obtained after Closing (if such Governmental Authority is, pursuant to applicable Law, without discretion to refuse to grant such consent if certain specifically enumerated conditions set forth in such applicable Law are satisfied), and consents related to Excluded Records. Schedule 4.7 sets forth a true and accurate list of all Contracts which contain Tag-Along Rights and the Tag Parties holding such Tag-Along Rights.

4.8     Liability for Brokers’ Fees.  Purchaser shall not, directly or indirectly, have any responsibility, liability, or expense as a result of undertakings or agreements of Seller prior to Closing for brokerage fees, finder’s fees, agent’s commissions, or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or transaction contemplated hereby.

4.9     Outstanding Capital Commitments.  To Seller’s knowledge, as of the date of this Agreement, there are no outstanding authorities for expenditure which are binding on the Assigned Properties and which Seller reasonably anticipates will individually require expenditures by Seller or its successor in interest from and after the Effective Date in excess of Fifty Thousand Dollars ($50,000.00), net to the interest of Seller, other than as shown on Schedule 0.

4.10     Environmental.  To the knowledge of Seller, except as shown on Schedule 0:

(a)Seller has not received any notice from any applicable Governmental Authority (or operator of an Assigned Property) alleging the existence of, and has no knowledge of any condition on or with respect to the Assigned Properties which, if true, would constitute, a material violation of, or require remediation under, Environmental Laws, and the Assigned Properties (and Seller’s ownership thereof) are in material compliance with all applicable Environmental Laws.

(b)All material permits, licenses, approvals, consents, certificates and other authorizations required by Environmental Laws or by any Governmental Authority or third Person with respect to the ownership or operation of the Assigned Assets (the “Environmental Permits”) have been properly obtained and have been and are being maintained in full force and effect, and the Assigned Assets are being maintained in material compliance with the Environmental Permits.

4.11     Hedges.  To Seller’s knowledge, except for those constituting part of the Excluded Assets, there are no futures, options, swaps, or other derivatives with respect to the sale of Hydrocarbons from the Seller’s Assigned Interests that will be binding on the Assigned Interest after Closing.

4.12     Bonds and Credit Support.  To Seller’s knowledge, Schedule 4.12 lists all bonds, letters of credit and other similar credit support instruments maintained by Seller and its Affiliates with any Governmental Authority or other Third Party with respect to the Assigned Interests which Purchaser will be required to maintain from and after Closing with respect to the ownership or operation of the Seller’s Assigned Interest.

4.13     Suspense Accounts.  To Seller’s knowledge, Schedule 4.13 lists all funds held in suspense (including funds held in suspense for unleased interests) by Seller or its Affiliates as of the date of this Agreement that are attributable to the Assigned Interests (the “Suspense Amounts”), a description of the source of the Suspense Amounts and the reason they are being held in suspense and, if known, the name or names of the Persons claiming the Suspense Amounts or to whom the Suspense Amounts are owed.

4.14     Limitations.

(a)EXCEPT AS AND TO THE EXTENT EXPRESSLY REPRESENTED OTHERWISE IN THIS article 4, IN THE ASSIGNMENT AND BILL OF SALE, OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 0, (I) SELLER EXPRESSLY DISCLAIMS, ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, OR STATUTORY, AS TO (A) TITLE TO ANY OF THE ASSIGNED INTERESTS; (B) THE CONTENTS, COMPLETENESS, ACCURACY, CHARACTER OR NATURE OF ANY DATA OR RECORDS MADE AVAILABLE OR DELIVERED TO PURCHASER WITH RESPECT TO THE ASSIGNED INTERESTS; (C) THE QUANTITY, QUALITY OR RECOVERABILITY OF PETROLEUM SUBSTANCES IN OR FROM THE ASSIGNED INTERESTS; (D) THE ABILITY OF THE ASSIGNED PROPERTIES TO PRODUCE HYDROCARBONS, INCLUDING PRODUCTION RATES, DECLINE RATES, AND RECOMPLETION OPPORTUNITIES; (E) ANY ESTIMATES OF THE VALUE OF THE ASSIGNED INTERESTS OR FUTURE REVENUES GENERATED BY THE ASSIGNED INTERESTS; (F) INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHT; (G) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES,

OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO; AND (II) SELLER FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, OR STATUTORY, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OR ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT, EXCEPT AS PROVIDED TO THE CONTRARY IN THIS AGREEMENT, IN THE ASSIGNMENT AND BILL OF SALE, OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 0,  THE ASSIGNED INTERESTS ARE BEING TRANSFERRED “AS IS, WHERE IS,” WITH ALL FAULTS AND DEFECTS. SELLER AND PURCHASER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN WARRANTIES CONTAINED IN THIS SECTION ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSES OF ANY APPLICABLE LAW, RULE OR ORDERS.

(b)Purchaser acknowledges that Equipment and sites included in the Assigned Interests may contain naturally occurring radioactive material (“NORM”).  NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms.  The wells, materials, and equipment located on the Assigned Properties or included in the Assigned Interests may contain NORM.  NORM may have come into contact with various environmental media, including water, soils, or sediment.  Notwithstanding anything to the contrary in this Section or elsewhere in this Agreement, Seller makes no, and hereby disclaim any, representation or warranty, express or implied, with respect to the presence or absence of NORM in or on the Assigned Properties or Equipment in quantities in compliance with applicable Law and typical for oilfield operations in the areas in which the Assigned Interests are located.  NORM in place within the Lease and Well equipment (but not NORM stored on the Assigned Properties) shall not be considered an Environmental Defect as described herein.

(c)As used in this Agreement, in those instances where representations are made on the basis of “to the knowledge of Seller”, “to Seller’s knowledge”, or phrases of similar import, such representations are made by Seller on the basis of the actual knowledge, of the following persons, without any further inquiry or investigation: Dan Hord III, Michael McWilliams and Jack Harper.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller the following:

5.1     Existence and Qualification.  Purchaser is a corporation organized, validly existing and in good standing under the laws of the State of Delaware.  Purchaser is, or as of Closing shall be, qualified to do business in the State of Texas.

5.2     Power.  Purchaser has the power to enter into and perform its obligations under this Agreement (and all documents required to be executed and delivered by Purchaser prior to, at or after Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

5.3     Authorization and Enforceability.  The execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by Purchaser prior to, at or after Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Purchaser.  This Agreement has been duly executed and delivered by Purchaser (and all documents required to be executed and delivered by Purchaser prior to, at or after Closing will be duly executed and delivered by Purchaser) and this Agreement constitutes, and such other documents will constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.4     No Conflicts.  The execution, delivery and performance of this Agreement by Purchaser, and the consummation of the transactions contemplated by this Agreement, will not (a) violate any provision of the governing instruments of Purchaser, (b) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture, or other financing instrument to which Purchaser is a party or by which it is bound, (c) violate any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest, or (d) violate any Law applicable to Purchaser, except any matters described in clauses (b), (c), or (d) above which would not have a Material Adverse Effect on Purchaser or its properties.

5.5     Consents, Approvals or Waivers.  The execution, delivery and performance of this Agreement by Purchaser will not be subject to any consent, approval or waiver from any Governmental Authority or other third Person except for consents and approvals of Governmental Authorities that are customarily obtained after Closing (if such Governmental Authority is, pursuant to applicable Law, without discretion to refuse to grant such consent if certain conditions set forth in such applicable Law are satisfied).

5.6     Litigation.  There are no actions, suits or proceedings pending by any Person, or to Purchaser’s knowledge, threatened in writing before any Governmental Authority or arbitrator against Purchaser or any Affiliate of Purchaser which are reasonably likely to impair or delay materially Purchaser’s ability to perform its obligations under this Agreement.

5.7     Financing.  Purchaser has or, as of the Closing, will have sufficient cash, available lines of credit, or other sources of immediately available funds to enable it to pay the Closing Payment to Seller at the Closing.

5.8     Investment Intent.  Purchaser is acquiring the Assigned Interests for its own account and not with a view to their sale or distribution in violation of the Securities Act of 1933 (the “Securities Act”), as amended, the rules and regulations thereunder, any applicable state blue sky Laws, or any other applicable securities Laws.

5.9     Independent Investigation.  Purchaser is (or its advisors are) experienced and knowledgeable in the oil and gas business and aware of the risks of that business.  Purchaser acknowledges and affirms that (a) it has completed such independent investigation, verification, analysis and evaluation of the Assigned Interests and has made all such reviews and inspections of the Assigned Interests as it has deemed necessary or appropriate to enter into this Agreement, including, without limitation, all well files, well bores, morning reports, field and well inspections, and (b) prior to Closing, it will have completed its independent investigation, verification, analysis, and evaluation of the Assigned Interests and made all such reviews and inspections of the Assigned Interests as it has deemed necessary or appropriate to consummate the transactions contemplated hereby including, without limitation, all well files, well bores, morning reports, field and well inspections.  Purchaser understands and acknowledges that neither the United States Securities and Exchange Commission (the “SEC”) nor any federal, state, or foreign agency has passed upon the Assigned Interests or made any finding or determination as to the fairness of an investment in the Assigned Interests or the accuracy or adequacy of the disclosures made to Purchaser, and, except as set forth in Article 10, Purchaser is not entitled to cancel, terminate, or revoke this Agreement.

5.10     Liability for Brokers’ Fees.  Seller shall not, directly or indirectly, have any responsibility, liability, or expense as a result of undertakings or agreements of Purchaser for brokerage fees, finder’s fees, agent’s commissions, or other similar forms of compensation to an intermediary in connection with the negotiation, execution, or delivery of this Agreement or any agreement or transaction contemplated hereby.

5.11     Bankruptcy.  There are no bankruptcy, reorganization, or receivership proceedings pending, being contemplated by, or, to the knowledge of Purchaser, threatened against Purchaser or any Affiliate of Purchaser (whether by Purchaser or a third Person).

ARTICLE 6
COVENANTS OF THE PARTIES

6.1     Access.  Subject to the limitations expressly set forth in this Agreement, Seller shall provide Purchaser and its representatives access to and the right to copy, at Purchaser’s sole expense, the Records in Seller’s possession for the purpose of conducting a confirmatory review of the Assigned Interests, but only to the extent (a) that Seller may do so without violating applicable Laws or agreements with third Persons; (b) Seller has authority to grant such access without breaching any obligation of confidentiality binding on Seller;  (c) no such Records are subject to any third party license or agreement that restricts or prohibits Seller’s ability to disclose or transfer such Records, and (d) the disclosure by Seller would not waive any legal right or privilege of Seller.  Except with regard to information described in subparts (a)-(d) in the immediately prior sentence, Seller shall use commercially reasonable efforts to request such access for Purchaser, but Seller shall not be required to spend any amounts nor waive any of the rights or restrictions described in subparts (a)-(d) above.  Such access by Purchaser shall be limited to normal business hours, and Purchaser’s investigation shall be conducted in a manner that minimizes interference with the operation of the business of Seller and any applicable third Person operator.  Access for Purchaser to the Assigned Interests will be subject to Purchaser’s obtaining an access agreement with the Operator (which Seller shall use commercially reasonable efforts to assist Purchaser in obtaining).

6.2     Press Releases.  Neither Seller nor Purchaser, nor any Affiliate thereof, shall make any press release regarding the existence of this Agreement, the contents hereof, or the transactions contemplated hereby without the prior written consent of Purchaser (in the case of announcements by Seller or its Affiliates) or Seller (in the case of announcements by Purchaser or its Affiliates), which consent, in each case, may be withheld for any reason or no reason; provided, however, the foregoing shall not restrict disclosures by Purchaser or Seller (i) to the extent that such disclosures are required by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over the disclosing Party or its Affiliates; (ii) to Governmental Authorities and third Persons holding preferential rights to purchase, tag-rights, rights of first refusal, or other rights that may be applicable to the transactions contemplated by this Agreement, as reasonably necessary to provide notices, seek waivers, amendments or terminations of such rights, or seek such consents; or (iii) to such Party’s investors and members,  provided such disclosures are made to Persons subject to an obligation of confidentiality with respect to such information.  The Parties agree that neither Purchaser nor Seller will have an adequate remedy at law if any of the foregoing Persons violate (or threaten to violate) any of the terms of this Section 0.  In such event, Purchaser or Seller, as applicable, shall have the right, in addition to any other it may have, to obtain injunctive relief to restrain any breach or threaten breach of the terms of this Section 0.  Each Party shall be responsible for the compliance of its Affiliates with this Section 0.

6.3     Operation of Business.  Until the Closing, except with regard to matters described in Schedule 6.3 attached hereto, Seller shall do the following in the ordinary course (only to the extent applicable to Seller’s non-operated interest):

(a)not take any affirmative action to transfer, sell, hypothecate, encumber, or otherwise dispose of any of its interest in the Assigned Interests, except for sales and dispositions of Hydrocarbons or equipment and materials made in the ordinary course of business which, in the case of equipment and materials, are replaced (to the extent reasonably necessary for the operation of the Assigned Interests) with equipment and materials of comparable or better value and utility in connection with the maintenance, repair, and operation of the Assigned Interests, and except with regard to certain title curative efforts;

(b)solely to the extent that Seller is a party thereto, not take any affirmative action to terminate, materially amend, execute, or extend any Material Contract other than the execution or extension of a Contract for the sale, exchange or marketing of oil, gas and/or other Hydrocarbons terminable without penalty on sixty (60) days or shorter notice, or enter into or amend any Contract after the date hereof that, if so entered into or amended prior to the date hereof, would have been required to have been disclosed on Schedule 4.5;

(c)not make any election to be excluded from any insurance coverage on the Assigned Interests provided by an operator for the joint account pursuant to a joint operating agreement;

(d)except with regard to Permitted Encumbrances, not grant or create any new preferential right to purchase, right of first refusal, preferential purchase right, right of first negotiation, option, or transfer restriction or similar right, obligation, or requirement, with respect to Seller’s interest the Assigned Interests, except in connection with the renewal or extension of Leases after the Effective Date if granting such right or requirement is a condition of such renewal or extension (and in which case, Seller shall provide Purchaser notice of such grant or creation);

(e)not incur any indebtedness or take any affirmative action that would cause a lien or encumbrance to arise or exist on the Assigned Interests or otherwise allow a lien to attach to or encumber the Assigned Interests or any portion thereof, except for materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s, and other similar liens or charges that are Permitted Encumbrances;

(f)not take any affirmative action to make, change or revoke any Tax election; change an annual accounting period; adopt or change any accounting method with respect to Taxes; file any amended Tax Return, enter into any closing agreement; settle or compromise any Tax claim or assessment; or consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to Taxes;

(g)except with regard to matters described in Schedule 6.3, not propose (as a non-operating interest owner) any new operation under the applicable joint operating agreement, nor approve (as a non-operating interest owner) any new operation under the applicable joint operating agreement which would require Seller to  make any capital expenditures in respect of the Assigned Interests in excess of $250,000, in the aggregate, net to Seller’s interest; and

(h)not commit to do any of the foregoing that are prohibited by this Section 6.3.

Requests for approval of any action restricted by this Section 0 shall be delivered to the following individual, who shall have full authority to grant or deny such requests for approval on behalf of Purchaser:

Callon Petroleum Operating Company

1401 Enclave Parkway

Suite 600

Houston, TX 77077

Attention: Gary Newberry

Telephone: (281) 589-5219

E-mail: gnewberry@callon.com

Purchaser’s approval of any action restricted by this Section 0 shall not be unreasonably withheld or delayed and shall be considered granted in full within two (2) Business Days of Seller’s notice to Purchaser in accordance with this Section 0 requesting such consent, unless Purchaser notifies Seller to the contrary during that period.  Notwithstanding the foregoing provisions of this Section 0, in the event of an emergency, Seller may take such action as reasonably necessary and shall notify Purchaser of such action promptly thereafter.  Purchaser acknowledges that Seller may own undivided interests in certain of the Assigned Interests, and Purchaser agrees that the acts or omissions of third Persons (including any applicable operator) who are not affiliated with Seller shall not constitute a violation of the provisions of this Section 0, nor shall any action required by a vote of working interest owners constitute such a violation so long as Seller (and any applicable Affiliate) has voted their interests in a manner consistent with the provisions of this Section 0.

6.4     Indemnity Regarding Access.  Purchaser’s access to the Assigned Interests and its (and its Affiliates’ and representatives’) examinations and inspections, pursuant to this Agreement or otherwise, shall be at Purchaser’s sole risk, cost, and expense, and Purchaser waives and releases all claims against Seller, THE SELLER GROUP, and its and their respective partners, CO-INTEREST OWNERS, OPERATORS, members, officers, directors, employees, attorneys, contactors, agents, or other representatives, arising in any way therefrom, or in any way connected therewith, EXCEPT TO THE EXTENT ARISING FROM, OR RELATING TO, THE GROSS NEGLIGENCE OR WILFUL MISCONDUCT OF ANY SUCH PERSON.  Purchaser agrees to INDEMNIFY, DEFEND AND HOLD HARMLESS Seller and its Affiliates, the other owners of interests in, and operators of, the Assigned Properties and Assigned Interests, and all such Persons’ directors, officers, partners, members, equity owners, investors, employees, agents, and representatives (collectively, the “Seller Group”) from and against any and all claims, liabilities, losses, costs, and expenses (including court costs and reasonable attorneys’ fees), including claims, liabilities, losses, costs, and expenses attributable to personal injury, death, or property damage, arising out of, or relating to, access to the Assigned Interests and any inspections or diligence activities by Purchaser, its Affiliates, or its or their respective directors, officers, employees, agents, consultants, advisors or representatives, even if caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any indemnified Person, EXCEPT TO THE EXTENT ARISING FROM, OR RELATING TO THE GROSS NEGLIGENCE OR WILFUL MISCONDUCT OF ANY SUCH PERSON.

6.5     Further Assurances.  After Closing, Seller and Purchaser each agree to take such further actions and to execute, acknowledge, and deliver all such further documents as are reasonably requested by the other for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

6.6     Confidentiality.  Purchaser acknowledges that, as a result of its access to the Records and the Assigned Interests, confidential information of Seller may be disclosed to, made available to, or otherwise obtained by Purchaser, whether prior to or after the date of this Agreement.  Purchaser may disclose such information to its directors, officers, employees, agents, representatives, consultants, contractors, attorneys and advisors who need to know such information for the purpose of aiding Purchaser in the transactions contemplated hereby or matters relating thereto; provided, however, that, subject to the remainder of this Section 0, until the first to occur of the Closing or the one year anniversary of the termination of this Agreement, Purchaser agrees to maintain (and to cause its Affiliates, and its and their respective directors, officers, employees, agents, representatives, consultants, contractors, attorneys and advisors, to maintain) all information made available to it pursuant to this Agreement confidential, except to the extent such information (a) is or becomes generally available to the public other than as a result of a breach by Purchaser of this Section 0,  (b) was (or becomes) available to Purchaser (or its Affiliates, and its and their respective directors, officers, employees, agents, representatives, consultants, and advisors) on a non-confidential basis prior to its disclosure to Purchaser; (c) is included in the Assigned Interests transferred to Purchaser at Closing, (d) is required, by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over the disclosing Party or its Affiliates, to be disclosed, or (e) is required, by deposition, interrogatories, requests for information or documents in legal or regulatory proceedings, subpoena, civil investigative demand or other similar process or Law to be disclosed (provided that Purchaser shall, if not prohibited by Law, provide Seller with prompt written notice of any such request or requirement so Seller may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section 0).  In addition, however, it is acknowledged that Purchaser may disclose the terms of this Agreement to other co-interest owners in the Properties and Assets in connection with the proposed purchase by Purchaser of their interests in the Assets.

6.7     Governmental Reviews.  Prior to Closing, Seller and Purchaser shall, (a) as soon as is reasonably practicable after the date of this Agreement, make (or cause their Affiliates to make) all required filings, including (if applicable) filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and prepare applications to and conduct negotiations with, each Governmental Authority as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby, and (b) promptly after the request of the other Party, provide such information as the other Party may reasonably request in order to make such filings, prepare such applications and conduct such negotiations.

6.8     Audits and Filings.

(a)From and after the Closing, Seller shall cooperate with Purchaser, its Affiliates and their respective agents and representatives to provide information regarding the Assigned Interests only to the extent necessary for Purchaser and its Affiliates to comply with their Tax, financial, or other reporting requirements and audits, including (i) any filings with any Governmental Authority; and (ii) any filings that may be required by the SEC under securities Laws applicable to Purchaser and its Affiliates (together with the Securities Act and the rules and regulations promulgated under such acts, the “Securities Laws”) (collectively, the “Filings”).

(b)Notwithstanding the foregoing, nothing in Section 6.8(a) shall expand Seller’s representations, warranties, covenants, or agreements set forth in this Agreement or give Purchaser, its Affiliates, or any third Person any rights to which it is not entitled hereunder.

(c)For a period of four (4) years following the Closing, Seller shall retain all books, records, information and documents in their or their Affiliates’ possession that are reasonably necessary to prepare and audit financial statements with respect to the Assigned Interests, except to the extent originals or copies thereof are transferred to Purchaser in connection with Closing.

ARTICLE 7
CONDITIONS TO CLOSING

7.1     Conditions of Seller to Closing.  The obligations of Seller to consummate the transactions contemplated by this Agreement are subject, at the option of Seller, to the satisfaction on or prior to Closing of each of the following conditions:

(a)The representations and warranties of Purchaser set forth in Article 5 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and accurate as of such specified date);

(b)Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by Purchaser under this Agreement prior to or on the Closing Date;

(c)on the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting substantial Damages in connection therewith, shall have been issued and remain in force, and no suit, action, or other proceeding (excluding any such matter initiated by Seller or any of its Affiliates) shall be pending before any Governmental Authority or body of competent jurisdiction (or threatened) seeking to enjoin or restrain or otherwise prohibit the consummation of the transactions contemplated by this Agreement or recover Damages from any Seller or any Affiliate of any Seller resulting therefrom;

(d)the net sum of all adjustments to the Unadjusted Purchase Price for any reason, including, but not limited to adjustments for Title Defects, Environmental Defects, Excluded Assets, Casualty Losses, adjustments at Closing under Section 3.7, failure to obtain and/or exercise of preferential rights, but excluding adjustments pursuant to Section 2.2(c) through (i) shall have been less than five percent (5%) of the Unadjusted Purchase Price;

(e)none of the Other Co-Sellers have agreed to sell their respective interests in the Properties and Assets to Purchaser (or any affiliate of Purchaser) upon terms and conditions that are more favorable to such Other Co-Sellers than the terms and conditions upon which Seller agreed to sell its Assigned Interests under this Agreement; and

(f)the current operator of the Assets and Purchaser shall be party to the Operator Resignation and Transition Agreement providing for (1) the current operator of the Assets to resign as operator, effective after Closing of this Agreement, the closing of purchase and sale agreements with Other Co-Sellers that result in Purchaser acquiring not less than an undivided 61% (out of 8/8ths) working interest in the Leases and the satisfaction of the other conditions set forth in Section 2.2 of the Operator Resignation and Transition Agreement, and (2) all actions necessary to appoint Callon Petroleum Operating Company (or a wholly-owned subsidiary of Callon Petroleum Operating Company) as the successor operator of the Assets, including under the applicable joint operating agreement and those actions required pursuant to Section 8.2(e), to be taken and approved (other than approvals by Governmental Authorities in connection with the transfer of operatorship of the Assets that are customarily obtained subsequent to the transfer of operatorship of such Assets); and

(g)the Operator Resignation and Transition Agreement shall not have been amended, except in a manner satisfactory to Seller, in its sole discretion.

7.2     Conditions of Purchaser to Closing.  The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject, at the option of Purchaser, to the satisfaction on or prior to Closing of each of the following conditions:

(a)The representations and warranties of Seller set forth in Article 4 shall be true and correct in all material respects (and in all respects, in the case of representations and warranties qualified by materiality or Material Adverse Effect) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date);

(b)Seller shall have performed and observed, in all material respects (and in all respects, in the case of covenants qualified by materiality or Material Adverse Effect), all covenants and agreements to be performed or observed by them under this Agreement prior to or on the Closing Date;

(c)on the Closing Date, no injunction, order or award restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting substantial damages in connection therewith, shall have been issued and remain in force, and no suit, action, or other proceeding (excluding any such matter initiated by Purchaser or any of its Affiliates) shall be pending before any Governmental Authority or body of competent jurisdiction (or threatened) seeking to enjoin or restrain or otherwise prohibit the consummation of the transactions contemplated by this Agreement or recover substantial damages from Purchaser or any Affiliate of Purchaser resulting therefrom;

(d)the net sum of all adjustments to the Unadjusted Purchase Price for any reason, including, but not limited to adjustments for Title Defects, Environmental Defects, Excluded Assets, Casualty Losses, adjustments at Closing under Section 3.7, failure to obtain and/or exercise of preferential rights, but excluding adjustments pursuant to Section 2.2(c) through (i) shall be less than five percent (5%) of the Unadjusted Purchase Price.

(e)(1) the closing and consummation of the sale of the interests of the Other Co-Sellers in the Assets who, separate and apart from Seller, have agreed to sell some or all of their interests in the Assets to Purchaser occurs simultaneously or substantially concurrently with the closing and consummation of the sale by Seller of the Assigned Interests under this  Agreement, and (2) the interests of those Other Co-Sellers, together with the Assigned Interests, equal or exceed an undivided 61% (out of 8/8ths) working interest and a corresponding 45% (out of 8/8ths) net revenue interest in the Leases (together with such proportionate interest that corresponds thereto in and to the other Assets); and

(f)the current operator of the Assets and Purchaser shall be party to the Operator Resignation and Transition Agreement providing for (1) the current operator of the Assets to resign as operator after the Closing of this Agreement, the closing of purchase and sale agreements with Other Co-Sellers that result in Purchaser acquiring not less than an undivided 61% (out of 8/8ths) working interest in the Leases, and the satisfaction of the other conditions set forth in Section 2.2 of the Operator Resignation and Transition Agreement that are not within the reasonable control of Purchaser, and (2) all actions necessary to appoint Callon Petroleum Operating Company (or a wholly-owned subsidiary of Callon Petroleum Operating Company) as the successor operator of the Assets, including under the applicable joint operating agreement and those actions required pursuant to Section 8.2(e), to be taken and approved (other than approvals by Governmental Authorities in connection with the transfer of operatorship of the Assets that are customarily obtained subsequent to the transfer of operatorship of such Assets).

ARTICLE 8
CLOSING

8.1     Time and Place of Closing.  The consummation of the purchase and sale of the Assigned Interests contemplated by this Agreement (the “Closing”) shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of Seller in Houston, Texas, at 10:00 a.m., local time, on October 8, 2014, or such other date as is mutually acceptable to Seller and Purchaser, or if all conditions in Article 7 to be satisfied prior to Closing have not yet been satisfied or waived, as soon thereafter as such conditions have been satisfied or waived, subject to the provisions of Article 10.  All events of Closing shall each be deemed to have occurred simultaneously with the other, regardless of when actually occurring, and each shall be a condition precedent to the other.  The date on which the Closing occurs is referred to herein as the “Closing Date”.

8.2     Obligations of Seller at Closing.  At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section 0, Seller shall deliver or cause to be delivered to Purchaser, among other things, the following:

(a)counterparts of the Assignment and Bill of Sale, duly executed by Seller, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(b)assignments in form required by any Governmental Authority for the assignment of any Assigned Interests controlled by such Governmental Authority (if any), duly executed by Seller, in sufficient duplicate originals to allow recording and/or filing in all appropriate offices;

(c)executed certificates described in Treasury Regulation § 1.1445-2(b)(2) certifying that Seller (or their respective owners, as appropriate) is not a foreign person within the meaning of the Code;

(d)letters-in-lieu of transfer or division orders executed by Seller relating to the Assigned Interests to reflect the transaction contemplated hereby, which letters shall be on forms prepared by Seller and reasonably satisfactory to Purchaser;

(e)documents, approvals or consents executed by Seller that are required under the applicable joint operating agreements for Seller to vote for Purchaser (or a wholly owned subsidiary of Purchaser) to succeed Operator as operator of the Properties;

(f)a certificate duly executed by an authorized officer of Seller, dated as of the Closing, certifying on behalf of Seller that the conditions set forth in Sections 7.2(a) and 7.2(b) have been fulfilled;

(g)where notices of approval, consent, or waiver are received by Seller pursuant to a filing or application under Section 0, copies of those notices of approval;

(h)any other forms legally required by any Governmental Authority relating to the assignments of the Assigned Interests and relating to the assumption of operations by Purchaser, where applicable;

(i)all lien releases from Seller’s lenders relating to all mortgages affecting the Assigned Interests prepared in accordance with applicable law and all termination statements required to terminate all filings under the Uniform Commercial Code regarding the Assigned Interests, which releases and filings shall in form reasonably satisfactory to Purchaser;

(j)a certificate duly executed by the secretary or any assistant secretary of Seller, dated as of the Closing, (i) attaching and certifying on behalf of Seller complete and correct copies of the resolutions of the Board of Directors, Board of Managers, General Partner or other equivalent governing body of Seller authorizing the execution, delivery, and performance by Seller of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of Seller the incumbency of each officer of Seller executing this Agreement or any document to which it is a party delivered in connection with the Closing; and

(k)all other instruments, documents, and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Purchaser.

8.3     Obligations of Purchaser at Closing.  At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Seller of their obligations pursuant to Section 0, Purchaser shall deliver or cause to be delivered to Seller, among other things, the following:

(a)a wire transfer of the Closing Payment in same-day funds, payable to Seller as provided in the preliminary settlement statement delivered to Purchaser pursuant to Section 0;

(b)[reserved];

(c)counterparts of the Assignment and Bill of Sale, duly executed by Purchaser, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(d)assignments in form required by any Governmental Authority for the assignment of any Assigned Interests controlled by such Governmental Authority, duly executed by Purchaser, in sufficient duplicate originals to allow recording and/or filing in all appropriate offices;

(e)a certificate by an authorized officer of Purchaser, dated as of the Closing, certifying on behalf of Purchaser that the conditions set forth in Sections 0 and 0 have been fulfilled;

(f)a certificate duly executed by the secretary or any assistant secretary of Purchaser, dated as of the Closing, (i) attaching and certifying on behalf of Purchaser complete and correct copies of the resolutions of the Board of Directors or other equivalent governing body of Purchaser authorizing the execution, delivery, and performance by Purchaser of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of Purchaser the incumbency of each officer of Purchaser executing this Agreement or any document delivered in connection with the Closing; and

(g)all other instruments, documents, and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Seller.

8.4     Closing Payment and Post-Closing Purchase Price Adjustments.

(a)Not later than three (3) Business Days prior to Closing, Seller shall prepare and deliver to Purchaser, using and based upon the best information available to Seller, a preliminary settlement statement (the “Preliminary Settlement Statement”), together with reasonable supporting documentation, estimating the Purchase Price for the Assigned Interests after giving effect to all adjustments set forth in Section 2.2,  and any withholdings pursuant to Section 2.4.  Purchaser may provide Seller comments on or revisions to the Preliminary Settlement Statement at any time prior to the Closing Date, and Seller shall consider any such comments and revisions in good faith, provided that, except to the extent set forth to the contrary in Section 0, the estimate delivered in accordance with this Section 0 shall constitute the dollar amount to be payable by Purchaser to Seller at the Closing (the “Closing Payment”) and any disputed amounts in the Preliminary Settlement Statement shall be resolved in connection with the finalization on the Final Settlement Statement.

(b)As soon as reasonably practicable after the Closing but not later than ninety (90) days following the Closing Date, Seller shall prepare and deliver to Purchaser a draft statement setting forth the final calculation of the Purchase Price and showing the calculation of each adjustment under Section 0, based on the most recent actual figures for each adjustment (the “Final Settlement Statement”).  The Final Settlement Statement shall include such reasonable documentation as is in Seller’s possession to support the final figures.  As soon as reasonably practicable, but not later than thirty (30) days following receipt of the Final Settlement Statement from Seller, Purchaser shall deliver to Seller a written report containing any changes that Purchaser proposes be made to such statement.  Seller may deliver a written report to Purchaser during this same period reflecting any changes that Seller proposes to be made to such statement as a result of additional information received after the Final Settlement Statement was prepared.  If Purchaser does not deliver such report to Seller on or before the end of such thirty (30) day period (or, if Seller proposes any changes to such statement, thirty (30) days from the date Seller delivers written notice thereof to Purchaser), Purchaser shall be deemed to have agreed with Seller’s statement, and the Final Settlement Statement shall become binding upon the Parties.  The Parties shall undertake to agree on the Final Settlement Statement no later than ninety (90) days after delivery of Seller’s statement.  In the event that the Parties cannot reach agreement within such period of time, any Party may refer the items of adjustment which are in dispute to the Houston, Texas office of KPMG or, if such Person is not able or willing to serve, a nationally recognized independent accounting firm or consulting firm mutually acceptable to both Purchaser and Seller (the “Accounting Arbitrator”), for review and final determination by arbitration.  The Accounting Arbitrator shall conduct the arbitration proceedings in Houston, Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 0.  The Accounting Arbitrator’s determination shall be made within forty-five (45) days after submission of the matters in dispute and shall be final and binding on all Parties, without right of appeal.  In determining the proper amount of any adjustment to the Purchase Price, the Accounting Arbitrator shall be bound by the terms of Article 2 and may not increase the Purchase Price more than the increase proposed by Seller nor decrease the Purchase Price more than the decrease proposed by Purchaser, as applicable.  The Accounting Arbitrator shall act as an expert for the limited purpose of determining the specific disputed aspects of Purchase Price adjustments submitted by any Party and may not award damages, interest or penalties to any Party with respect to any matter.  Seller and Purchaser shall each bear their own legal fees and other costs of presenting its case.  Seller shall bear one‑half and Purchaser shall bear one‑half of the costs and expenses of the Accounting Arbitrator.  Within ten (10) days after the earlier of (i) the expiration of Purchaser’s thirty (30) day review period (including any extensions provided for above) without delivery of any written report or (ii) the date on which the Parties or the Accounting Arbitrator finally determine the Purchase Price, (x) Purchaser shall pay to Seller the amount by which the Purchase Price exceeds the Closing Payment or (y) Seller shall pay to Purchaser the amount by which the Closing Payment exceeds the Purchase Price, as applicable. Any post-Closing payment pursuant to this Section 0 shall bear interest from the Closing Date to the date of payment at the Agreed Rate (without duplication of any interest at the Agreed Rate otherwise provided for in this Agreement on any such amount).  Once the Final Settlement Statement is final or deemed final, in accordance with the terms above, there shall be no further adjustments based on this Section 0 or Section 2.2.

(c)Purchaser shall assist Seller in preparation of the Final Settlement Statement under Section 0 by furnishing invoices, receipts, reasonable access to personnel and such other assistance as may be requested by Seller to facilitate such process post-Closing.  Seller shall assist Purchaser in its review of the Final Settlement Statement under Section 0 by using commercially reasonable efforts to cause Operator to furnish invoices, receipts, reasonable access to personnel and such other assistance as may be requested by Purchaser to facilitate such process post-Closing.

(d)All payments made or to be made under this Agreement to Seller or Purchaser shall be made by electronic transfer of immediately available funds to Seller or Purchaser, as applicable, or to such other bank and account as may be specified by Seller or Purchaser in writing.

ARTICLE 9
TAX MATTERS

9.1     Tax Returns; Proration of Taxes.

(a)Except with respect to Production Taxes and Property Taxes, or as provided otherwise in this Agreement:

(i)for any Tax period or the portion of any Tax period ending on or before the Closing Date, Seller shall be responsible for preparing and timely filing of all Tax Returns required by applicable Law to be filed and for the payment of all Taxes levied or imposed that are attributable to the Assigned Interests;

(ii)for any Tax period or portion of any Tax period beginning after the Closing Date, Purchaser shall be responsible for preparing and the timely filing of all Tax Returns required by applicable Law to be filed and for the payment of all Taxes levied or imposed that are attributable to the Assigned Interests; and

(iii)control of any legal or administrative proceedings concerning any Taxes with respect to the Assigned Interests, and entitlement to any refunds or awards concerning any such Taxes with respect to such Assigned Interests, shall rest with the Party responsible for payment therefor under this Section 0.

For the avoidance of doubt, any and all Tax Returns of the Seller relating to income Taxes or franchise Taxes of any type, whether federal, state, local or foreign, shall not be attributable to the Assigned Interests and Seller and its principals shall have the sole authority and responsibility to prepare and file such Tax Returns and pay such Taxes.

(b)With respect to Property Taxes,

(i)for any Property Taxes assessed on any of the Assigned Interests for a Tax period that begins before and ends after the Closing Date (a “Straddle Period”), liability for such Property Taxes shall be prorated on a daily basis between Purchaser and Seller, with Seller being liable for the portion of such Property Taxes equal to the product of (A) the amount of such Property Taxes for the entirety of the Straddle Period, multiplied by (B) a fraction, the numerator of which is the number of days in the Straddle Period ending prior to the Effective Date and the denominator of which is the total number of days in the Straddle Period, and with Purchaser being liable for the remainder of such Property Taxes;

(ii)after the Closing, the Party (the “Paying Party”) receiving a Property Tax bill or notice applicable to the Assigned Interests for a Straddle Period shall promptly notify the other Party or Parties that may be responsible for a portion of such Property Taxes pursuant to this Section 0 (the “Reimbursing Party”) in writing, and the Paying Party shall pay such Property Tax bill prior to the last day such Property Taxes may be paid without penalty or interest.  Upon receipt of the written notice from the Paying Party, which shall include appropriate supporting documentation, the Reimbursing Party shall promptly pay the Paying Party any amount equal to the portion of the Taxes for which the Reimbursing Party is liable under this Agreement.  The Parties shall reasonably cooperate with each other after Closing with respect to any Property Tax assessment or valuation (or protest in connection therewith) by any Governmental Authority with respect to a Straddle Period; and

(iii)If any Party receives a refund of any Property Taxes with respect to the Assigned Interests that is attributable to a Straddle Period, the Party receiving such refund, whether received in cash, or as a credit against another state and/or local Tax, shall, within thirty (30) days after the receipt of such refund, pay to the other Party who was responsible for a portion of such Property

Taxes an amount equal to the product of (A) the amount of the refund, multiplied by (B) a fraction, the numerator of which is the number of days in the Straddle Period that such other Party was responsible for such Property Taxes and the denominator of which is the total number of days in the Straddle Period.

(c)Notwithstanding anything to the contrary in this Agreement, Production Taxes levied or imposed on or before the Closing Date, shall not be subject to this Section 0 and responsibility therefor and payment thereof shall be exclusively addressed by Sections 0 and 2.2 and Article 12.

9.2     Access to Information.

(a)From and after Closing, Seller shall grant to Purchaser (or its designees) access at all reasonable times to all of the information, books and records relating to the Assigned Interests within the possession of Seller (including work papers and correspondence with any Governmental Authority, but excluding work product of and attorney-client communications with Seller’s legal counsel; confidential communications and records with third parties; and personnel files), and excluding any other information, data and agreements restricted under Section 6.1 above or Section 12.5(a)(vii) below; and shall afford Purchaser (or its designees) the right (at Purchaser’s sole expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Purchaser (or its designees) to prepare Tax Returns, to conduct negotiations with any Governmental Authority, and to implement the provisions of, or to investigate or defend any claims between the Parties arising under, this Agreement.

(b)From and after the Closing Date, Purchaser shall grant to Seller (or its designee) access at all reasonable times to all of the information, books and records relating to the Assigned Interests within the possession of Purchaser (including work papers and correspondence with Governmental Authorities, but excluding work product of and attorney-client communications with any of Purchaser’s legal counsel and personnel files), and shall afford Seller (or its designee) the right (at Seller’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Seller (or its designee) to prepare Tax Returns, to conduct negotiations with Governmental Authorities, and to implement the provisions of, or to investigate or defend any claims between the Parties arising under, this Agreement.

(c)In the case of any Taxes with respect to the Assigned Interests for which the other Party may be liable hereunder, each of the Parties will preserve and retain all schedules, work papers and other documents relating to any Tax Returns or to any Tax claims, audits or other proceedings until the expiration of the statute of limitations (including extensions) applicable to the taxable period to which such documents relate or until the final determination of any controversy with respect to such taxable period, and until the final determination of any payments that may be required with respect to such taxable period under this Agreement.  Purchaser and Seller shall cooperate fully with each other in the conduct of any audit, litigation or other proceeding relating to Taxes involving the Assigned Interests or the Allocated Value of such Assigned Interests.

(d)Seller shall promptly notify Purchaser in writing upon receipt by Seller of notice of any pending or threatened Tax audit or assessments relating to the income, properties or operations of Seller that reasonably may be expected to relate to or give rise to a Lien on the Assigned Interests. Purchaser and Seller shall promptly notify each other party in writing upon receipt of a notice of any pending or threatened Tax audit or assessment challenging the Allocated Values.

(e)At Seller’s request, Purchaser shall provide reasonable access to Purchaser’s and its Affiliates’ personnel who have knowledge of the information described in this Section 0.

9.3     Conflict and Survival.  In the event of a conflict between the provisions of this Article 9 and any other provision of this Agreement, except Section 11.2(e), this Article 9 shall control.

ARTICLE 10
TERMINATION

10.1    Termination.  This Agreement may be terminated at any time prior to Closing:

(a) by the mutual prior written consent of Seller and Purchaser;

(b) by written notice from either Purchaser or Seller to the other, if the net sum of all adjustments to the Unadjusted Purchase Price for Title Defects, Environmental Defects, Excluded Assets, Casualty Losses, adjustments at Closing under Section 3.7, failure to obtain and/or exercise of preferential rights, but excluding adjustments pursuant to Section 2.2(c) through (i) is equal to or greater than five percent (5%) of the Unadjusted Purchase Price;

(c) (1) by written notice from Seller to Purchaser, following Purchaser’s breach of this Agreement that would, or is reasonably likely to, result in a Material Adverse Effect on Purchaser, which breach remains uncured for ten (10) days following written notice thereof to Purchaser, or (2) immediately upon written notice from Seller to Purchaser, if Purchaser fails to pay and deliver to Seller the Deposit within one (1) Business Day following the execution and delivery of this Agreement,

(d) by written notice from Purchaser to Seller, following Seller’s breach of this Agreement that would, or is reasonably likely to, result in a Material Adverse Effect on Seller, which breach remains uncured for ten (10) days following written notice thereof to Seller, or

(e) by written notice from either Seller or Purchaser if the Closing has not occurred on or before 5:00 pm local time in Midland, Texas on October 31, 2014.

10.2    Effect of Termination.

(a)If this Agreement is terminated pursuant to Section 0, neither Party nor its Affiliates shall have any liability to the other Party or its Affiliates under, or related to, this Agreement as a result of such termination, whether in contract, equity, Law or otherwise, and this Agreement shall become void and of no further force or effect (except for the provisions of Article 1, this Article 10, Sections 0,  0,  0,  0,  0,  0, 6.6,  12.1, 12.2, 12.4, 12.6, 12.7, 12.8, 12.10, 12.11, 12.12, 12.13, 0, 12.16, 12.17 and 12.18, all of which shall continue in full force and effect).  Notwithstanding the foregoing, nothing contained in this Section 10.2 shall relieve any party from liability for Damages (as defined in Section 11) resulting from its breach of this Agreement.

(b)If Purchaser, notwithstanding the satisfaction of all of Purchaser’s  conditions to closing set forth in Section 7.2, fails, refuses, or is unable for any reason not permitted by this Agreement to close the sale pursuant hereto (or if this Agreement is terminated by Seller under Section 10.1(c)), the Deposit and all interest earned thereon, shall, except as otherwise provided herein, be retained by Seller, as liquidated damages, or, at Seller’s  sole option and election, Seller may instead of termination, either assert their right of specific performance and/or pursue any other rights or remedies to which they may be entitled, whether at law or in equity or both.

(c)If Seller, notwithstanding the satisfaction of all of Seller’s conditions to closing set forth in Section 7.1 fails, refuses, or is unable for any reason not permitted by this Agreement to close the sale pursuant hereto (in such case, a “Bad Faith Refusal”) (or if this Agreement is terminated by Purchaser under Section 10.1(d) for reasons other than a Bad Faith Refusal), then, as Purchaser’s sole and exclusive remedy, Purchaser (i) may terminate the Agreement, in which case the Deposit and all interest earned thereon, shall, except as otherwise provided herein, be returned by Seller to Purchaser, and seek damages for, and reimbursement from Seller of, Purchaser’s actual documented, out-of-pocket expenses and costs incurred in connection with this Agreement and transactions with Seller under this Agreement and its financing of the transactions contemplated by this Agreement) up to an aggregate amount, and Seller’s aggregate liability for the same shall not exceed an aggregate amount, equal to either: (A) in the case of a Bad Faith Refusal-- five percent (5%) of the Unadjusted Purchase Price, or (B) in the case of termination of this Agreement by Purchaser under Section 10.1(d) for reasons other than a Bad Faith Refusal-- one percent (1%) of the Unadjusted Purchase Price, or (ii) at Purchaser’s sole option and election, Purchaser may, instead of termination of this Agreement, assert its right of specific performance.  The remedies set forth in this Section 10.2(c) shall constitute Purchaser’s sole and exclusive remedies in connection with the termination of this Agreement for the reasons specified in this Section.

(d)Notwithstanding the foregoing, (i) if this Agreement is terminated by either Purchaser or Seller under Sections 10.1(a), 10.1(b) or 10.1(e) (excluding, circumstances where failure to close by such date is due to the fault of Purchaser), the Deposit, and all interest earned on the Deposit, shall be returned by Seller to Purchaser; and neither party shall have any further liability whatsoever to the other party pursuant to this Agreement (other than as described in Section 10.2(a)).  The Parties hereby acknowledge that the extent of damages to Seller occasioned by breach or default or failure to proceed by Purchaser would be impossible or extremely impractical to ascertain and that the Deposit is a fair and reasonable estimate of such damages under the circumstances and is not a penalty.

ARTICLE 11
INDEMNIFICATION; LIMITATIONS

11.1    Assumed Obligations.  Without limiting Purchaser’s rights to indemnity under this Article 11, and except solely with regard to the Retained Obligations and the indemnity rights under Section 11.3(b) (as limited and qualified under the terms of this Agreement), on the Closing, Purchaser shall assume, and hereby agrees to fulfil, perform, pay, and discharge (or cause to be fulfilled, performed, paid, or discharged) all of the obligations or liabilities of the Seller of any kind whatsoever with respect to the Assigned Interests, whether known and disclosed to Purchaser or unknown, whether attributable to periods prior to, on or after the Effective Date, and regardless of theory of liability asserted (the “Assumed Obligations”), including, without limitation, the following:

(a)Subject to the remainder of this Article 11, all of the obligations, liabilities, and duties relating to, or with respect to, the ownership and operation of the Assigned Interests that are attributable to periods of time prior to, on and after the Effective Date, whether known or unknown;

(b)Subject to the adjustments to the Purchase Price set forth in Section 2.2(d), and the representation and warranty set forth in Section 0, all obligations and liabilities arising from or in connection with any imbalance, including production, pipeline, storage, or processing imbalances attributable to Hydrocarbons produced from the Assigned Properties, whether before, on, or after the Effective Date;

(c)Obligations for plugging and abandonment of the Wells and dismantlement or abandonment of all structures and Equipment included in the Assigned Interests and restoration of the surface covered by the Leases and Units in accordance with applicable Laws;

(d)Subject to the special warranty of title in the Assignment and Bill of Sale, all Damages and obligations arising from or relating to Title Defects, whether arising or relating to periods of time before, on, or after the Effective Date;

(e)All obligations that are the responsibility of Purchaser under Section 2.2, including obligations to pay working interests, royalties, overriding royalties, and other interests held in suspense by Seller at Closing to the extent, and only to the extent, that (i) Purchaser received an adjustment therefor pursuant to Section 2.2(c); or (ii) such funds are transferred to Purchaser’s control at Closing;

(f)All obligations, Damages and liabilities arising under any Leases, Contracts, and permits; and

(g)Damages and obligations arising from, or relating to, Environmental Defects, or other environmental matters, whether arising or relating to periods of time before, on, or after the Effective Date, together with any other Damages, obligations and liabilities of any kind whatsoever relating to the physical condition and environmental condition of the Assigned Interests and Assigned Properties, including, without limitation, those that may arise under Environmental Laws.

11.2    Retained Obligations.  Except for the Assumed Obligations as set forth in Section 0, Purchaser shall not assume or otherwise become liable for any of the following liabilities, Damages, duties or other obligations of Seller arising from the following (collectively, the “Retained Obligations”):

(a)claims of improper calculation or payment of royalties (including overriding royalties and other burdens on production), solely to the extent attributable to production of Hydrocarbons prior to the Effective Date allocable to the Assigned Interests;

(b)the Excluded Assets;

(c)solely to the extent that Seller has a valid claim for the same under an existing insurance policy (carried or maintained under applicable joint operating agreements covering the Assigned Interests) of which Seller is a beneficiary and that would cover such liabilities or Damages (and assuming Seller uses commercially reasonable efforts to pursue such valid claim for the same under the insurance policy, the Retained Obligations shall be limited solely to the actual proceeds received by Seller under such insurance policy): the injury or death to any natural Person attributable to, or arising out of, the operation of the Assets prior to the Closing;

(d)obligations or Liabilities incurred by Seller with respect to the matters set forth on Schedule 4.2 to the extent allocable to the Assigned Interests, except to the extent the same relate to a Title Defect or an Environmental Defect, which shall be addressed under the other provisions of this Agreement; or

(e)any Tax obligations retained by Seller pursuant to Article 9.

11.3    Indemnification.

(a)From and after Closing, Purchaser shall INDEMNIFY, DEFEND, AND HOLD HARMLESS Seller and each of the other members of the Seller Group from and against all Damages incurred or suffered by any of them:

(i)caused by, arising out of, or resulting from, the Assumed Obligations;

(ii)caused by, arising out of, or resulting from Purchaser’s breach of any of its covenants or agreements contained in this Agreement, or

(iii)caused by, arising out of, or resulting from any breach of any representation or warranty made by Purchaser contained in Article 5 or in the certificate delivered at Closing pursuant to Section 8.3(e), even if such Damages are caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any Indemnified Person, invitee or third Person, and whether or not caused by a pre-existing condition.

(b)From and after Closing, subject to the provisions of the initial paragraph of this Agreement, Seller shall INDEMNIFY, DEFEND, AND HOLD HARMLESS Purchaser and its Affiliates and its and their respective directors, officers, partners, members, equity owners, investors, employees, agents, and representatives (“Purchaser Group”) from and against all Damages incurred or suffered by Purchaser Group:

(i)caused by or arising out of, or resulting from, the Retained Obligations;

(ii)caused by, arising out of, or resulting from, Seller’s breach of any of its Closing and post-Closing covenants or agreements contained in this Agreement; or

(iii)caused by, arising out of, or resulting from, any breach of any representation or warranty made by Seller contained in Article 4, or in the certificates delivered at Closing pursuant to Section 0,

even if such Damages are caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any Indemnified Person, invitee, or third Person, and whether or not caused by a pre-existing condition.

(c)Notwithstanding anything to the contrary contained in this Agreement, from and after Closing, Seller’s and Purchaser’s sole and exclusive remedy against each other with respect to breaches of the representations, warranties, covenants, and agreements of the Parties contained in this Agreement (excluding Sections 3.12(b), 0, 6.5, 6.6, 8.4 and Article 9, which shall be separately enforceable by Seller pursuant to whatever rights and remedies are available to it outside of this Article 11), and the affirmations of such representations, warranties, covenants, and agreements contained in the certificates delivered by each Party at Closing pursuant to Sections 0 and 8.3(e), as applicable, is set forth in this Article 11.  The Parties shall have all other remedies at law or in equity for breaches for all provisions of this Agreement, except as set forth above and except as limited under Section 0.

(d)The Parties shall treat, for Tax purposes, any amounts paid pursuant to this Article 11 as an adjustment to the Purchase Price, with payments by Seller to Purchaser being a reduction of the Purchase Price and payments by Purchaser to Seller being an increase in the Purchase Price.

11.4    Indemnification Actions.  All claims for indemnification under Section 0 shall be asserted and resolved as follows:

(a)For purposes of this Article 11, the term “Indemnifying Person” when used in connection with particular Damages shall mean the Person having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 11, and the term “Indemnified Person” when used in connection with particular Damages shall mean a Person having the right to be indemnified with respect to such Damages pursuant to this Article 11 (including, for the avoidance of doubt, those Persons identified in Section 11.4(h)).

(b)To make a claim for indemnification under Section 0, an Indemnified Person shall notify the Indemnifying Person of its claim, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”).  In the event that the claim for indemnification is based upon a claim by a third Person against the Indemnified Person (a “Claim”), the Indemnified Person shall provide its Claim Notice promptly after the Indemnified Person has actual knowledge of the Claim and shall enclose a complete copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Person to give notice of a Claim as provided in this Section 0 shall not relieve the Indemnifying Person of its obligations under Section 0, except to the extent such failure results in insufficient time being available to permit the Indemnifying Person to effectively defend against the Claim or otherwise prejudices the Indemnifying Person’s ability to defend against the Claim.  In the event that the claim for indemnification is based upon an inaccuracy or a breach of a representation, warranty, covenant, or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement that was inaccurate or breached and the reasonably specific details of, and specific basis for, such asserted inaccuracy or breach.

(c)In the case of a claim for indemnification based upon a Claim, unless the situation requires a shorter period of time to respond to a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Person whether it admits or denies its obligation to defend the Indemnified Person against such Claim under this Article 11.  If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period regarding whether the Indemnifying Person admits or denies its obligation to defend the Indemnified Person, it shall be deemed to have denied its obligation to provide such indemnification hereunder.  The Indemnified Person is authorized, prior to and during such thirty (30) day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Person and that is not prejudicial to the Indemnifying Person.

(d)If the Indemnifying Person admits its obligation, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Claim.  The Indemnifying Person shall have full control of such defense and proceedings, including any compromise or settlement thereof.  If requested by the Indemnifying Person, the Indemnified Person agrees to cooperate in contesting any Claim which the Indemnifying

Person elects to contest (provided, however, that the Indemnified Person shall not be required to bring any counterclaim or cross-complaint against any Person).  The Indemnified Person may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Person pursuant to this Section 11.4(d).  An Indemnifying Person shall not, without the written consent of the Indemnified Person, settle any Claim or consent to the entry of any judgment with respect thereto that (i) does not result in a final, non-appealable, resolution of the Indemnified Person’s liability with respect to the Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Person from all further liability in respect of such Claim); or (ii) may materially and adversely affect the Indemnified Person (other than as a result of money damages covered by the indemnity).

(e)If the Indemnifying Person does not admit its obligation or admits its obligation but fails to diligently defend or settle the Claim, then the Indemnified Person shall have the right to defend against the Claim (at the sole cost and expense of the Indemnifying Person, if the Indemnified Person is entitled to indemnification hereunder), with counsel of the Indemnified Person’s choosing, subject to the right of the Indemnifying Person to admit its obligation to indemnify the Indemnified Person and assume the defense of the Claim at any time prior to settlement or final, non-appealable determination thereof.  If the Indemnifying Person has not yet admitted its obligation to indemnify the Indemnified Person, the Indemnified Person shall send written notice to the Indemnifying Person of any proposed settlement and the Indemnifying Person shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its obligation for indemnification with respect to such Claim and (ii) if its obligation is so admitted, assume the defense of the Claim, including the power to reject the proposed settlement.  If the Indemnified Person settles any Claim over the objection of the Indemnifying Person after the Indemnifying Person has timely admitted its obligation for indemnification in writing and assumed the defense of the Claim, the Indemnified Person shall be deemed to have waived any right to indemnity therefor.

(f)If a Party would be required to defend a Claim as provided in this Section 0, which Claim is unliquidated in amount, but for the assertion that the other Party would not be entitled to indemnification for any liability, loss, cost, expense, claim, award, judgment, or other Damages incurred or suffered by such Party due solely to the limitations set forth in Section 11.6(c) with respect to the amount of such Claim, such Party shall nevertheless have the right and obligation to defend against such Claim as set forth in Section 11.4(d), subject to the indemnification obligations of such Party set forth in this Article 11;  provided, however, that if, upon final, non-appealable liquidation of the amount of such Claim, the Party defending such Claim pursuant to this Section 11.4(f) would not have had the obligation to defend such Claim under Section 11.6(c) due solely to the limitations set forth in Section 11.6(c) with respect to the amount of such Claim, the Party defending such Claim shall be entitled to reimbursement of all reasonable costs and expenses incurred with respect to the defense of such Claim.

(g)In the case of a claim for indemnification not based upon a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to

(i) cure the Damages complained of; (ii) admit its obligation to provide indemnification with respect to such Damages; or (iii) dispute the claim for such Damages.  If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period that it has cured the Damages or that it disputes the claim for such Damages, the Indemnifying Person shall be conclusively deemed to have disputed the claim for indemnification hereunder.

(h)Any claim for indemnity under Section 0 by any Affiliate, director, officer, employee or agent must be brought and administered by the applicable Party to this Agreement.  No Indemnified Person other than Seller and Purchaser shall have any rights against either Seller or Purchaser under the terms of Section 0 except as may be exercised on its behalf by Purchaser or Seller, as applicable, pursuant to this Section 11.4(h).  Each of Seller and Purchaser may elect to exercise or not exercise indemnification rights under this Section 0 on behalf of the other Indemnified Persons affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Person for any action or inaction under this Section 0.

11.5    Casualty and Condemnation.

(a)If, after the date of this Agreement but prior to Closing, any portion of the Assigned Interests is destroyed by fire or other casualty or is expropriated or taken in condemnation or under right of eminent domain (a “Casualty Loss”), this Agreement shall remain in full force and effect, and Purchaser shall nevertheless be required to close.

(b)In the event of a Casualty Loss, at Seller’s election: (i) Seller may cause the Assigned Interests affected by any Casualty Loss to be repaired or restored (and any dispute regarding whether repaired or restored shall be resolved pursuant to the dispute resolution provisions hereof), at Seller’s sole cost, as promptly as reasonably practicable (but in any event prior to the Closing Date), and Seller shall retain all rights to insurance and other claims against third Persons with respect to the Casualty Loss or taking except to the extent the Parties otherwise agree in writing); or (ii) at the election of Seller, the affected Assigned Interests shall be deleted from this Agreement and all exhibits and schedules hereto and shall constitute Excluded Assets, and the Purchase Price shall be decreased by the Allocated Value thereof; or (iii) upon consent of Purchaser, the Unadjusted Purchase Price shall be reduced on the value lost by such Casualty Loss (not to exceed the Allocated Value of the affected Assigned Properties or Assigned Interests).

11.6    Limitation on Actions.

(a)The representations and warranties of Purchaser in Article  5 shall survive indefinitely and the covenants of Purchaser in this Agreement shall survive Closing indefinitely, and the corresponding representations, warranties, and affirmations given in the certificates delivered at Closing pursuant to Sections 8.3(d) and 8.3(e), as applicable, shall survive the Closing indefinitely.  The representations and warranties of Seller in set forth in Article 4 (other than  the representations and warranties in Sections 4.1, 4.3 and 4.8) shall survive the Closing for a period of one (1) year; the representations and warranties in Sections 4.1 and 4.8 shall survive the Closing indefinitely; and the representations and warranties in Section 4.3 shall survive the Closing for the applicable statute of limitations period (including any extensions thereof).  The covenants of Seller to be performed prior to Closing shall survive until the Closing, and all other covenants of the Seller in this Agreement to be performed at or after Closing shall survive Closing as reasonably necessary to perform the same, and subject to the limitations set forth in Section 11.6(b) and 11.6(c) below.  The representations, warranties, and affirmations given in the certificates delivered at Closing pursuant to Section 8.2(e) shall only survive for the period of survival for the respective representations, warranties and covenants for with they cover, as described above in this Section 11.6.  The remainder of this Agreement shall survive the Closing without time limit except as may otherwise be expressly provided herein.  Representations, warranties, covenants, and agreements shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant, or agreement prior to its expiration date.

(b)The indemnities in Sections 11.3(a)(ii) and (iii) and Sections 11.3(b)(ii) and (iii) shall terminate as of the termination date of each respective representation, warranty, covenant, or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Person on or before such termination date.  The indemnity in Section 11.3(b)(i) shall survive the Closing without time limit.  The indemnity in Section 11.3(a)(i) shall survive the Closing without time limit.

(c)Seller shall not have any liability for any indemnification under Section 11.3(b) for an individual matter until and unless the amount of the liability for Damages with respect to which such Party admits (or it is otherwise finally determined) that Seller  has an obligation to indemnify Purchaser Group pursuant to the terms of Section 11.3(b) exceeds FIFTY THOUSAND AND NO/100 DOLLARS ($50,000.00) (the “Individual Indemnity Threshold”).  Without limiting the foregoing, to the extent Damages for a particular matter do exceed the Individual Indemnity Threshold, Seller shall have no liability for any indemnification under Section 11.3(b) until and unless the aggregate amount of the liability for all such Damages (being only those for matters that exceed the Individual Indemnity Threshold) for all such matters exceeds two percent (2.0%) of the Unadjusted Purchase Price, and then only to the extent such Damages exceed two percent (2.0%) of the Unadjusted Purchase Price; provided, however, that this Section 11.6(c) shall not limit indemnification for the Retained Obligations or breaches of Seller’s representations and warranties in Sections 4.1, 4.3, and 4.8, covenants in Section 0, the special warranty of title in the Assignment and Bill of Sale, or the covenants of the Parties in Section 0; and provided further, that, for the purposes of this Article 11, any representation, warranty, or covenant set forth in this Agreement which is qualified by materiality or Material Adverse Effect, if breached, shall be deemed not to be so qualified in connection with the calculation of the Damages.

(d)Notwithstanding anything to the contrary contained elsewhere in this Agreement, Seller shall not be required to indemnify Purchaser or other members of the

Purchaser Group under this Article 11 for aggregate Damages in excess of ONE HUNDRED SIXTY-SIX THOUSAND SIX HUNDRED SIXTY-SIX AND NO/100 DOLLARS ($166,666.00); provided, however, that this Section 11.6(d) shall not limit indemnification for the Retained Obligations or breaches of Seller’s representations and warranties in Sections 4.1, 4.3, and 4.8, covenants in Section 0, the special warranty of title in the Assignment and Bill of Sale.

(e)The amount of any Damages for which Purchaser or Purchaser Group is entitled to indemnity under this Article 11 shall be reduced by the amount of insurance proceeds realized by such Indemnified Person or its Affiliates with respect to such Damages (net of any collection costs, and excluding the proceeds of any insurance policy issued or underwritten by such Indemnified Person or its Affiliates);  provided, however, that no Party shall be required to seek recovery under any policy of insurance as a condition to indemnification hereunder.

(f)As used in this Agreement, the term “Damages” means the amount of any actual liability, loss, cost, expense, claim, award, or judgment incurred or suffered by any Indemnified Person arising out of or resulting from the indemnified matter, whether attributable to personal injury or death, property damage, contract claims, torts, or otherwise, including reasonable fees and expenses of attorneys, consultants, accountants, or other agents and experts reasonably incident to matters indemnified against, and the reasonable costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity; provided,  however, that “Damages” shall not include any adjustment for Taxes that may be assessed on payments under this Article 11 or for Tax benefits received by the Indemnified Person as a consequence of any Damages.  Notwithstanding the foregoing, neither Purchaser nor Seller shall be entitled to indemnification under this Article 11 for, and Damages shall not include, (i) loss of profits, whether actual or consequential, indirect, special, or other consequential damages suffered by the Party claiming indemnification, nor any punitive damages (other than loss of profits, consequential, indirect, special or punitive damages suffered by third Persons for which responsibility is allocated among the Parties); and (ii) any increase in liability, loss, cost, expense, claim, award or judgment to the extent such increase is caused by the actions or omissions of any Indemnified Person after the Closing Date.

ARTICLE 12
mISCELLANEOUS

12.1    Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.

12.2    Notices.  All notices that are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing, in English and delivered personally, by telecopy or by recognized courier service, as follows:

If to Seller:	Hedloc Investment Co. LP
P.O. Box 882
Midland, TX 79702
	Attention:	Jack Harper
	Telephone:	(432) 253-7808
	Facsimile:	(432) 253-7840
	Email:	jharper@concho.com

If to Purchaser:	Callon Petroleum Company
1401 Enclave Parkway
Suite 600
Houston, Texas 77077
	Attention:	Joe Gatto, Chief Financial Officer
	Telephone:	(281) 589-5521
	Email:	jgatto@callon.com

With a copy to:	Callon Petroleum Company
1401 Enclave Parkway
Suite 600
Houston, TX 77077
	Attention:	Jerry Weant, VP Land
	Telephone:	(281) 589-5264
	Email:	jweant@callon.com

Either Party may change its address for notice by notice to the other in the manner set forth above.  All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed.

12.3    Sales or Use Tax, Recording Fees and Similar Taxes and Fees.  Notwithstanding anything to the contrary in Article  9, Purchaser shall bear any sales, use, excise, real property transfer or gain, gross receipts, goods and services, registration, capital, documentary, stamp or transfer Taxes, recording fees and similar Taxes and fees incurred and imposed upon, or with respect to, the property transfers or other transactions contemplated hereby.  Should Seller or any Affiliate of Seller pay any amount for which Purchaser is liable under this Section 0, Purchaser shall, promptly following receipt of Seller’s invoice, describing the amount in reasonable detail, reimburse the amount paid.  If such transfers are exempt from any such Taxes or fees upon the filing of an appropriate certificate or other evidence of exemption, Purchaser shall timely furnish to Seller such certificate or evidence.

12.4    Expenses.  All expenses incurred by the Parties in connection with or related to the authorization, preparation or execution of this Agreement, and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including all fees and expenses of counsel, accountants and financial advisers employed by the Parties, shall be borne solely and entirely by Party incurring the same.

12.5    Records.

(a)As soon as practicable, but in no event later than fifteen (15) days after the Closing Date, Seller shall deliver or cause to be delivered to Purchaser copies (at Purchaser’s expense) of the books and records relating to the Assigned Interests that are in the possession of Seller (except for the Excluded Records, as defined below, the “Records”), subject to Section 12.5(b) and excluding, however:

(i)all corporate, financial, Tax, and legal (other than title records that relate to the Assigned Interests) data and records of Seller that relate to Seller’s business generally (whether or not relating to the Assigned Interests) or to Seller’s business, operations, assets, and properties not expressly included in this Agreement;

(ii)all legal records and legal files of Seller including all work product of, and attorney-client communications with, Seller’s legal counsel (other than Leases, title opinions, and Contracts), and records and files that cannot be disclosed or provided without waiving a legal privilege;

(iii)data and records relating to the sale of the Assigned Interests, including communications with the advisors or representatives of Seller or any of their Affiliates;

(iv)any data and records, to the extent relating to the Excluded Assets;

(v)all data and records that are subject to confidentiality restrictions owed to unaffiliated third-parties, for which, after a good faith effort by Seller, consent has not been obtained; and

(vi)copies of all original data and records retained by Seller pursuant to Section 0.

(Clauses (i) through (vi) shall hereinafter be referred to as the “Excluded Records”).

(b)Seller may retain the originals of those Records relating to Tax and accounting matters with respect to periods of time prior to the Effective Date.

(c)Without limiting the foregoing, all Well files and Lease files, revenue, JIB, and division order files and decks, and related name and address files shall be delivered to Purchaser.

(d)Until such time as Seller delivers the Records to Purchaser, Seller will allow Purchaser and its representatives, consultants and advisors reasonable access, during normal business hours and upon reasonable notice, to the Records in its possession.

12.6    Governing Law.  This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the laws of the State of Texas, without regard to principles of conflicts of laws that would direct the application of the laws of another jurisdiction.

12.7    Dispute Resolution.  Each Party consents to personal jurisdiction in any action brought in the district courts located in the State of Texas with respect to any dispute, claim or controversy arising out of or in relation to or in connection with this Agreement, and each of the Parties agrees that any action instituted by it against the other with respect to any such dispute, controversy or claim (except to the extent a dispute, controversy, or claim arising out of or in relation to or in connection with title matters pursuant to Section 0, or the determination of Purchase Price adjustments pursuant to Section 0 is referred to an expert pursuant to those Sections) will be instituted exclusively in the District Court of Harris County, Texas.  Each Party (a) irrevocably submits to the exclusive jurisdiction of such courts, (b) waives any objection to laying venue in any such action or proceeding in such courts, (c) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over it, and (d) agrees that service of process upon it may be effected by mailing a copy thereof by registered mail (or any substantially similar form of mail), postage prepaid, to it at its address specified in Section 0.  The foregoing consents to jurisdiction and service of process shall not constitute general consents to service of process in the State of Texas for any purpose except as provided herein and shall not be deemed to confer any rights on any Person other than the Parties to this Agreement.  The Parties hereby waive trial by jury in any action, proceeding or counterclaim brought by any Party against another in any matter whatsoever arising out of or in relation to or in connection with this Agreement.

12.8    Captions.  The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

12.9    Waivers.  Any failure by any Party to comply with any of its obligations, agreements or conditions herein contained may be waived by the Party to whom such compliance is owed by an instrument signed by the Party to whom compliance is owed and expressly identified as a waiver, but not in any other manner.  No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

12.10   Assignment.  No Party shall assign (including by change of control, merger, consolidation, or stock purchase) or otherwise transfer all or any part of this Agreement to any third Person other than an Affiliate, nor shall any Party delegate any of its rights or duties hereunder (including by change of control, merger, consolidation, or stock purchase) to any third Person other than an Affiliate, without the prior written consent of the other Party and any transfer or delegation made without such consent shall be void.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

12.11   Entire Agreement.  This Agreement and the documents to be executed hereunder and the Exhibits and Schedules attached hereto constitute the entire agreement among the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.  In entering into this Agreement, neither Party has relied on any statement, representation, warranty, covenant, or agreement of the other Party or its representatives other than those expressly contained in this Agreement.

12.12   Amendment.  This Agreement may be amended or modified only by an agreement in writing signed by Seller and Purchaser and expressly identified as an amendment or modification.

12.13   No Third-Person Beneficiaries.  Nothing in this Agreement shall entitle any Person other than Purchaser and Seller to any claim, cause of action, remedy or right of any kind, except the rights expressly provided to the Persons described in Section 6.4 and Section 11.3.

12.14   Severability.  If any provision of this Agreement, or any application thereof, is held invalid, illegal or unenforceable in any respect under any Law, this Agreement shall be reformed to the extent necessary to conform, in each case consistent with the intention of the Parties, to such Law, and, to the extent such provision cannot be so reformed, then such provision (or the invalid, illegal or unenforceable application thereof) shall be deemed deleted from (or prohibited under) this Agreement, as the case may be, and the validity, legality and enforceability of the remaining provisions contained herein (and any other application of such provision) shall not in any way be affected or impaired thereby.

12.15   Time of the Essence.  Time is of the essence in this Agreement.  If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

12.16   References.  In this Agreement: (a) references to any gender includes a reference to all other genders; (b) references to the singular includes the plural, and vice versa; (c) reference to any Article or Section means an Article or Section of this Agreement; (d) reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement; (e) unless expressly provided to the contrary, “hereunder”, “hereof”, “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement; (f) references to “$” or “dollars” means United States Dollars; and (g) ”include” and “including” mean include or including without limiting the generality of the description preceding such term.

12.17   Construction.  Purchaser is capable of making such investigation, inspection, review and evaluation of the Assigned Interests as a prudent purchaser would deem appropriate under the circumstances, including with respect to all matters relating to the Assigned Interests, their value, operation and suitability.  Seller and Purchaser have had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby.  This Agreement is the result of arm’s-length negotiations from equal bargaining positions.  It is expressly agreed that this Agreement shall not be construed against any Party, and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any particular provision thereof.

12.18   Limitation on Damages.  Notwithstanding anything to the contrary contained herein, neither Purchaser nor Seller, nor any of their respective Affiliates shall be entitled to consequential, indirect, special, or punitive damages in connection with this Agreement and the transactions contemplated hereby (other than consequential, indirect, or special, or punitive damages suffered by third Persons for which responsibility is allocated between the Parties) and each of Purchaser and Seller, for itself and on behalf of its Affiliates, hereby expressly waives any right to consequential, indirect, special, or punitive damages in connection with this Agreement and the transactions contemplated hereby (other than consequential, indirect, special, or punitive damages suffered by third Persons for which responsibility is allocated between the Parties).

12.19   Financing Sources.  Notwithstanding anything to the contrary contained herein, none of the Financing Sources shall have any liability or obligation with respect to any claims or actions arising out of or relating to any breach or termination of or under this Agreement or any of the transactions contemplated hereunder, and in no event shall any party hereto, any of their respective subsidiaries or Affiliates or any of such entities’ representatives seek any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against any Financing Source, by the enforcement of any assessment or by any legal or equitable proceeding against any Financing Source, by virtue of any statute, regulation or applicable Law, or otherwise, whether at law or in equity, in contract, in tort or otherwise, in each case in connection with this Agreement or the transactions contemplated hereunder; provided, that nothing contained in this Section 12.19 is intended or shall be construed to affect or limit (i) any obligations of the Financing Sources to Purchaser or the remedies available to Purchaser with respect to such obligations or (ii) any obligations of the Parties to each other under this Agreement or any other agreement, certificate or other document to be delivered by them pursuant to this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties as of the date first above written.

SELLER:

NEDLOC INVESTMENT CO. LP

By:	Hedloc Investment G.P. LLC

By:	/s/ Jack Harper
Name:	Jack Harper
Title:	Manager

PURCHASER

CALLON PETROLEUM OPERATING COMPANY

By:	/s/ Joseph C. Gatto, Jr.
Name:	Joseph C. Gatto, Jr.
Title:	Chief Financial Officer